                                                     December 21, 2006

BY HAND AND BY EDGAR
Jennifer Hardy, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street N.E.
Washington, D.C. 20549

         RE: Fortress Investment Group LLC
             Amendment No. 1 to Registration Statement on Form S-1
             (File No. 333-138514)
             -----------------------------------------------------

Dear Ms. Hardy:

         On behalf of Fortress Investment Group LLC, a Delaware limited liability company (the "Company"), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the "Registration Statement"), as filed with the Securities and Exchange Commission (the "Commission") on the date hereof, marked to show changes from the Registration Statement on Form S-1 filed with the Commission on November 8, 2006.

         The changes reflected in the Registration Statement include those made in response to the comments (the "Comments") of the staff of the Commission (the
"Staff") set forth in the Staff's letter of December 8, 2006 (the "Comment
Letter"). The Registration Statement also includes other changes that are intended to update, clarify and render more complete, the information contained therein.

         Set forth below in this letter are the Company's responses to the
Comments raised in the Comment Letter. For the convenience of the Staff, the
Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the
Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Fortress Investment Group LLC
December 21, 2006

Form S-1
--------

General
-------

1.       The filing does not appear in EDGAR for Fortress Investment Group LLC, rather it appears under Fortress Investment Group Holdings LLC. Please reconcile.

                  The Company respectfully informs the Staff that one of the
         Company's subsidiaries is currently a filer under the name "Fortress
         Investment Group LLC." Prior to the completion of this offering, the
         Company intends to change the name of that subsidiary and the registrant.

2.       Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to
         Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided.

                  The Company will include the information identified in a
         subsequent amendment to the Registration Statement prior to circulating a preliminary prospectus. The pre-effective amendment with the non-Rule
         430A pricing-related information will be filed with the Commission to give the Staff sufficient time to review such information, and the
         Company notes that the Staff may have additional comments once such pre-effective amendment is filed.

3.       We note your disclosure on page 35 that you are not an investment company for purposes of the Investment Company Act. Please explain why you believe that none of the Fortress Operating Group units held by your wholly-owned subsidiary, FIG Corp., is an "investment security" as that term is used in the Investment Company Act of 1940.

                  As described in the prospectus, the Company will reorganize its structure and operations in connection with the offering and the
         Nomura transaction. Upon completion of the reorganization, the Company intends to conduct its investment advisory and management business through FIG Corp. FIG Corp. will be an intermediate holding company that will conduct its operations through several subsidiary operating entities (the "Operating Entities"). Each Operating Entity will be organized as a limited partnership. FIG Corp. will own the sole general partner interest in each Operating Entity. FIG Corp. also will own 100%
         of the voting limited partner interests issued by each Operating
         Entity. The voting limited partner interests will permit FIG Corp. to appoint, remove and replace the general partner of each Operating
         Entity and to exercise all other voting rights

Fortress Investment Group LLC
December 21, 2006

         with respect to each Operating Entity, except for certain negative consent rights held by the principals. The principals will own 100% of the non-voting limited partner interests issued by each Operating
         Entity. The non-voting limited partner interests give the principals no voting rights, except that the principals will be entitled to consent to any amendment to the partnership agreement governing an Operating
         Entity if the amendment would adversely affect the limited partner interests owned by the principals.

                  As a result of the reorganization, each Operating Entity will be a majority-owned subsidiary of FIG Corp. within the meaning of the
         Investment Company Act of 1940, as amended (the "Investment Company
         Act").(1) Section 2(a)(42) of the Investment Company Act defines
         "voting security" as a security presently entitling its owner to vote for the election of directors of a company. Section 2(a)(12) of the
         Investment Company Act defines "director" to mean any director of a corporation or any person performing similar functions with respect to any organization, whether incorporated or unincorporated. The Staff and the Commission take the position that a general partner of a limited partnership performs functions with respect to a partnership similar to the functions a director performs for a corporation, and that the general partner therefore is a director of the limited partnership for purposes of the Investment Company Act.(2) Because FIG Corp. will own
         100% of the voting securities issued by each Operating Entity, each
         Operating Entity will be a majority-owned subsidiary of FIG Corp.

                  The term "investment security" is defined in Section 3(a)(2)
         of the Investment Company Act. Excluded from the definition of
         "investment security" are securities issued by majority-owned subsidiaries that are not investment companies and are not exempt from investment company status by Section 3(c)(1) or Section 3(c)(7) of the
         Investment Company Act.

---------------------
(1)      See Section 2(a)(24) of the Investment Company Act (defining
         "majority-owned subsidiary" of a parent company as any subsidiary 50%
         or more of the voting securities of which are owned by the parent company).

(2)      See, e.g., Investment Company General Partners Not Deemed Interested
         Persons; Investment Company Limited Partners Not Deemed Affiliated
         Persons, Release No. IC-19658 (Aug. 25, 1993), [1993 Transfer Binder]
         Fed. Sec. L. Rep. (CCH) P. 85,213, at 84,294-84,295 (adopting Rules
         2a3-1 and 2a19-2 under the Investment Company Act); Investment Company
         General Partners Not Deemed Interested Persons; Investment Company
         Limited Partners Not Deemed Affiliated Persons, Release No. IC-18,868
         (Jul. 28, 1992), [1992 Transfer Binder] Fed. Sec. L. Rep. (CCH) P.
         85,020, at 83,141-83,142 (proposing Rules 2a3-1 and 2a19-2 under the
         Investment Company Act); Integrated Resources, Inc., SEC No-Action
         Letter, (Jun. 1, 1979).

Fortress Investment Group LLC
December 21, 2006

                  Upon completion of the reorganization, the primary assets of each Operating Entity will be investment management contracts with, and general partner and managing member interests in, the Fortress Funds, because these assets currently comprise most of the assets of the
         Operating Entities. The investment management contracts clearly are not securities and the courts and the Commission have concluded that general partner interests and managing member interests are not securities (and therefore not investment securities) where the holder of such an interest has operational control over the issuer of the interest.(3) As a result, when the reorganization is completed,
         "investment securities" will be less than 40% of each Operating
         Entity's total assets (excluding cash items and U.S. government securities) on an unconsolidated basis. Because (i) each Operating
         Entity is a majority-owned subsidiary of FIG Corp. and (ii) no
         Operating Entity will be an investment company as defined in the
         Investment Company Act nor required to rely on the exemption found in
         Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, none of general partner interests or the limited partner interests issued by the Operating Entities and owned by FIG Corp. will be "investment securities" as defined in the Investment Company Act.

4.       All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

                  The Company has filed certain additional exhibits to the
         Registration Statement as part of Amendment No. 1. The Company will file all of the remaining exhibits required to be filed, including the opinion required by Item 601(b)(5) of Regulation S-K and the underwriting agreement, prior to requesting acceleration of the effectiveness of the Registration Statement and will give the Staff sufficient time to review the exhibits once filed.

-------------------
(3)      See, e.g., Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied,
         454 U.S. 897 (1981); Shoreline Fund L.P. and Condor Fund International,
         Inc., SEC No-Action Letter (Nov. 14, 1994); Scudder, Stevens, & Clarke,
         SEC No-Action Letter (Mar. 12, 1980); Oppenheimer Capital, L.P., SEC
         No-Action Letter (July 29, 1987); Albert M. Zlotnick, SEC No-Action
         Letter (June 9, 1986). The same conclusion has been reached with respect to managing member interests of limited liability companies.
         See Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326, 332
         (S.D.N.Y. 1999); Great Lakes Chemical Corp. v. Monsanto, 96 F. Supp. 2d
         376 (D. Del. 2000); Robinson v. Glynn, 349 F.3D 166 (4th Cir. 2003);
         Nelson v. Stahl, 173 F. Supp. 2d 153 (S.D.N.Y. 2001).

Fortress Investment Group LLC
December 21, 2006

5.       Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

                  The underwriters have made a filing with the Corporate
         Financing Department of the NASD and will request that the NASD call the examiner when the NASD issues its "no-objections" letter.

6.       Please do not use smaller type in tables and footnotes, as you do on pages 5, 15, 16, 19, 44, 59, 69, 72, 73, 93, 98 and 112, for example.

                  The tables and footnotes throughout the Registration Statement have been revised in response to the Staff's comment.

7.       Please update all information in the prospectus to the most recent practicable date and where we ask for revisions to your disclosure in one place in the registration statement, please make similar revisions in all other applicable places.

                  The disclosures throughout the Registration Statement have been revised in response to the Staff's comment.

Inside Front Cover Page
-----------------------

8.       Please provide a copy of any inside cover graphics.

                  Copies of all graphics to be contained in the prospectus will be submitted supplementally to the Staff as soon as practicable and prior to circulating preliminary prospectuses. The Company notes that the Staff may have comments that could result in material revisions to the Company's graphics.

Glossary, page i
----------------

9.       Please briefly explain what comprises incentive income and reverse earnings.

                  In response to the Staff's comment, the Company has revised the description of distributable earnings throughout the Registration
         Statement to provide further clarity.

Prospectus Summary, page 1
--------------------------

10.      Currently, your summary is written from the perspective of someone who is already quite familiar with the transaction and the entities involved. Please revise your descriptions of your structure and the transactions in clear, plain

Fortress Investment Group LLC
December 21, 2006

         English. In addition, in the discussion of your organization structure on the top of page 6 and under Shareholders Agreement, please provide the disclosure in bullet format instead of embedded lists of information.

                  The disclosure on pages 7-11 and 57-61 has been revised in response to the Staff's comment. In particular, the Company respectfully draws the Staff's attention to the revisions to the
         Section "Structure and Formation of our Company."

11.      Please provide the basis for the following statements or explain what you mean by:

         o    Fortress is a leading global alternative asset manager. Is this statement based upon the amount of assets under management or some other metric?;

         o    We invest substantial capital in each of the investment funds we manage;

         o    We... seek to generate superior risk-adjusted investment returns;

         o    being a thought leader in the alternative asset management industry; and

         o    In addition, we believe that we are well positioned to explore a number of traditional asset management strategies, such as long-only equity funds.

                  The disclosure on pages 1, 99 and 142 has been revised in
         response to the Staff's comment. The Company respectfully informs the
         Staff that the statement regarding its being a "Leading" alternative asset manager is based on a variety of facts, including the amount of its assets under management, the diversity of its alternative products and the performance of its investment funds. In addition, the Company is supplementally providing the Staff materials, included in Annex A attached hereto, which it believes provide a reasonable basis for the
         Company's use of the adjective. In addition, the Company respectfully informs the Staff that its statement that it seeks to generate superior returns means that it seeks to generate positive returns through changing economic cycles, consistent with the absolute return objectives of an alternative asset manager.

12.      Please provide prominent disclosure regarding the total compensation or other remuneration that each principal will receive from:

         o    cash distributions in 2006,

         o    distributions in 2007 relating to receivables from your offshore hedge funds,

         o    cash distributions to be made immediately prior to the offering,

         o    any proceeds of this offering,

         o    in connection with the offering, and

         o    other reorganization transactions, including any carried interest.

         Please also disclose how future distributions will be calculated and made to the principals.

Fortress Investment Group LLC
December 21, 2006

                  Additional disclosure has been added on pages 4 and 5 in
         response to the Staff's comment. The principals will not be receiving any proceeds of the offering and there will be no distribution to the principals prior to completion of the offering other than the distributions indicated in these revisions as expected to occur prior to completion of the offering, which includes distributions relating to the collection of receivables from offshore hedge funds for fees earned in prior periods (i.e., periods ending December 31, 2006). The Company respectfully informs the Staff that it expects to be able to include in its next pre-effective filing the total amounts distributed to the principals in 2006, as well as the amounts distributed or to be distributed to the principals in 2007 representing the balance of the receivables from offshore hedge funds. In addition, we note that as indicated in footnote b(i) on page 87, the net proceeds of the collection of such receivables as of September 30, 2006, assuming all such amounts were collected on September 30, 2006, total approximately
         $435 million, of which a portion is being distributed in late 2006 and the remainder in early 2007. The amount of such collections that will be disclosed as distributed to the principals in 2007, therefore, equals such $435 million, less the portion thereof distributed in 2006, plus the increase in the amount of such receivables through the date of distribution (representing primarily increases in the amount of such receivables attributable to fourth quarter 2006 offshore hedge fund fees).

                  In addition, the Company respectfully informs the Staff that
         (i) the principals do not hold (and have not held) in any personal capacity any portion of the carried interest in any fund managed by
         Fortress and (ii) the Fortress Operating Group will not be distributing or otherwise transferring prior to completion of the offering to the principals any such carried interest (or similar rights). A central premise of the principals' decision to enable public investors to participate in Fortress's business - by creating a public company that would, through the intermediate holding companies, become a partner in the Fortress Operating Group - is that the entirety of their business interests should be owned by the investment management business in which the public is, indirectly, investing. Accordingly, for a variety of reasons, including the desire to avoid what are perceived to be otherwise unavoidable real or apparent conflicts of interest, the principals determined that the Fortress Operating Group would continue to hold the entirety of the carried interests of each Fortress-managed fund owned by the principals, including all already fully invested vintage private equity funds.

13.      Please clarify whether distributable earnings will be distributed to class A shareholders as dividends on a pro rata basis with the other unit holders. If not, explain how distributable earnings will be allocated to the class A shareholders versus the other unit holders.

                  The disclosure on pages 10, 21, 63 and 71 has been revised in response to the Staff's comment.

Fortress Investment Group LLC
December 21, 2006

14.      Please clarify whether all of the management fees, incentive income and investment income earned by the principals will flow to the class A shareholders in the same manner as to the principals through their proportionate beneficial ownership of the units in the operating group.
         Explain how unit income is distributed to the principals and whether the unit income the principals receive is subject to different allocations, such as pursuant to the tax receivable agreement. Clarify whether all the operating group units are the same or whether some, such as the units distributed to the principals, have different features or rights associated with them.

                  The disclosure on pages 7-11, 57-61 and 71 has been revised in response to the Staff's comment.

15.      We note that Fortress Investment Group recently acquired RailAmerica for $1.1 billion, including $400 million in debt. Fortress also recently acquired Champions mortgage origination platform. Please include a recent developments section in the Summary and describe all recent material developments in your business. Please discuss the affect of these material developments on your financial statements and liquidity in MD&A.

                  The Company respectfully informs the Staff that the
         RailAmerica and Champion businesses are in the process of being acquired, respectively, by one of Fortress's private equity funds,
         Fortress Investment Fund IV ("Fund IV") and by an existing portfolio company of certain of Fortress's private equity funds. The Company respectfully refers the Staff to the Company's responses to comments
         123 and 124.

Our Company, page 1
-------------------

16.      In the first paragraph, disclose that you are a holding company and that the operations of the Fortress business will be performed and all your assets will be held through the Fortress Operating Group. Also disclose in this paragraph that 10% of the principal assets will be held by the class A shareholders, but 90% of the assets and voting and operating control of the business will be held by the principals.
         Explain that the units directly held by the principals may also be exchanged for class A shares. Please provide this disclosure in bullet point format.

                  The disclosure on page 1 has been revised in response to the
         Staff's comment.

17.      We note your disclosure that your fundamental philosophy is premised on alignment of interests with investors in your funds, that the offering is a unique opportunity to become aligned with your principals, and that your strategy is to

Fortress Investment Group LLC
December 21, 2006

         align your economic interests with those of your investors. However, your interests appear different given that you earn management fees regardless how well the funds perform. Other examples of potential differing interests are disclosed by you in the Risk Factors section, such as conflicts of interests with investors (page 25) and different tax positions (page 34). Please revise accordingly.

                  The Company respectfully informs the Staff that the Company earns a significant portion of its distributable earnings through incentive income, which is paid only if investors make money. In addition, the Company and the principals have invested significant capital in the Fortress Funds, reflecting the purest alignment with fund investors, again making money only if investors make money and putting capital at risk. Finally, although the Company also earns significant management fees, we believe that future management fees are at risk over the long term unless the applicable fund performs well over time. See, generally, "Risks Related to Our Funds." As an alternative asset manager, the Company believes that it is well-aligned with its fund investors.

                  The Company seeks to establish similar significant alignment with its shareholders. Accordingly, its senior management, the principals, have substantial capital at risk - their investment in the
         Company, and, notably, are taking significantly below market salaries, relying on returns on this investment as their compensation. Although we have highlighted, as the Staff has noted, certain differing interests, the Company believes that the principals' investment and compensation arrangement provides a compelling alignment of interests with the Class A shareholders.

18.      We note that you have net asset value of principal investments in and unfunded capital commitments to the Fortress Funds of $500 million as of June 30, 2006, as disclosed on page 1. We also note your disclosure on page 80 of your total commitment and remaining commitment of $211.9 million and $173.6 million, respectively, as of June 30, 2006. Please reconcile these disclosures. Tell us at what point you recognize these unfunded commitments as liabilities in your combined balance sheets.
         Also, tell us how you determined that your unfunded commitments do not qualify as derivatives under SFAS 133. Finally, please include a table in your liquidity section of MD&A that details your total capital commitments for all of Fortress Funds and Castle by year in which such commitment expires or is required to be completed.

                  The disclosure on pages 2, 99, 105 and 142 has been revised to correct and reconcile the Company's disclosure in response to the
         Staff's comment.

                  The Company does not recognize in its financial statements the unfunded commitments it has to its consolidated funds. The Company, as the funds' general partner, controls these subsidiaries and has the unilateral right to call capital; the

Fortress Investment Group LLC
December 21, 2006

         Company, in other words, controls when parties which have made commitments to the funds, including both third party investors and the
         Company itself, must fund their commitments and make additional capital contributions. Regarding the recognition of unfunded capital commitments as liabilities, we do not believe that there is a specific
         GAAP requirement for recognizing unfunded commitments except as found in EITF 94-1, "Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects," which states that delayed equity contributions should be recorded as a liability if unconditional and legally binding, or in accordance with SFAS 5, "Accounting for
         Contingencies," if such contributions are contingent upon a future event and the occurrence of such event is deemed probable. In addition, the Company will maintain the ability to decide whether additional capital will be called following deconsolidation of these funds, and for the reasons noted above, the Company believes that it should not account for the unfunded capital commitments as liabilities.

                  The Company does not believe that its unfunded capital
         commitments meet the definition of a derivative as noted in paragraphs
         6-11 of SFAS 133. Pursuant to paragraph 6(c), (1) there is no explicit net settlement provision in this arrangement, (2) the arrangement cannot readily be settled net by a means outside the contract, and (3)
         it does not provide for delivery of an asset that puts the recipient in a position not substantially different from net settlement. When formulating its conclusions, the Company considered that actually funding the capital contribution does not put the Company in a position similar to net settlement (i.e. the equity investments in each fund are not readily convertible to cash because there is no active, liquid market for the general partnership interests). Additionally, the funds
         (i.e., our private equity and managed investment funds) typically hold investments that are generally illiquid.

                  The Company respectfully informs the Staff that the Castles are permanently capitalized vehicles that raise capital by issuing common stock, and that the capital structure of our hedge funds are such that investments are made at a point in time, not pursuant to capital commitments that can be drawn over time; accordingly, we do not have any capital commitments to any of our hedge funds or Castles. The
         Company respectfully informs the Staff that the remaining capital commitments for Fortress Funds and the period over which these commitments are expected to be substantially called (three years) are as disclosed in page 133, footnote 4.

19.      Where you discuss pre-tax distributable earnings, please also discuss net income for those same periods. Also disclose whether your AUM and distributable earnings definitions are based on definitions in your operating, management or other agreements.

                  The disclosure on pages i, 2 and 142 has been revised in
         response to the Staff's comment.

Fortress Investment Group LLC
December 21, 2006

20.      Disclose the basis for all of your assertions about your competitive position within your industry. We note, for example, your disclosure that you are "a best-of-class global alternative asset management enterprise" and that you funds are "consistently among the highest performing funds." If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing

                  The disclosures on pages 2, 3, 142 and 144 have been revised in response to the Staff's comment to indicate that these are statements of belief.

21.      In the second bullet point under Competitive Strengths, please explain in greater detail your net asset value of investments in, and the amount of unfunded commitments to, your funds in the amount of $500 million. Briefly explain here and describe in greater detail in MD&A how you fund these investments. For example, explain whether you use carried interest or debt for these investments.

                  The disclosure on pages 3, 125 and 142 has been revised to correct and reconcile the Company's disclosure in response to the
         Staff's comment.

22.      Considering the significant impact the deconsolidation of the consolidated Fortress Funds will have on your financial statements, as demonstrated by the pro forma financial statements, please include a sufficiently detailed discussion of your intent to deconsolidate these funds in this section of your Form S-1. Such discussion should include:

         o    The business purpose for your decision to grant investors in each fund the right to accelerate the date on which the fund is liquidated, without cause, in accordance with certain procedures.

         o    Whether these investors purchased this new right. If not, why not.

         o    The impact this change will have on your financial statements, including footnote disclosure.

         In addition, when disclosing the transactions that will be completed in connection with your IPO, please list the deconsolidation of the
         Fortress Funds currently consolidated in Fortress Operating Group's financial statements as the first item instead of the last considering its significance. Finally, please include a risk factor that discusses the impact on your financial statements and footnote disclosures once these funds have been deconsolidated.

                  The disclosure on pages 63, 77 and 78 has been revised to
         provide details on the effects the deconsolidation will have on our financial statements. The disclosure on pages 5 and 13 has been revised to discuss the business purpose of

Fortress Investment Group LLC
December 21, 2006

         this grant. We note that the investors in the funds to be
         deconsolidated will not be required to pay for the grant of the rights resulting in the deconsolidation; the grants are being affected by agreements that have been made by the applicable fund general partner entities to amend the fund documents to include such rights. Throughout the document, we have revised the description of the Transactions to list the deconsolidation first.

                  With respect to a risk factor discussing this issue, the
         Company respectfully submits that:

              o    The risk factor currently included on page 42 fully describes the true risks related to the deconsolidation, i.e., the loss of control over the right to liquidate Fortress Funds;

              o    The effects of the deconsolidation on our financial
                   statements are fully described on pages 63, 77 and 78; and

              o    The financial statements, while losing some degree of details regarding the underlying Fortress Funds, will provide clearer and more meaningful information with respect to the Company's business and performance following the effects of the
                   deconsolidation.

                  As such, the impact on the Company's financial statements and footnote disclosures as a result of the deconsolidation does not, in the Company's opinion, warrant a separate risk factor.

Structure and Formation of Our Company, page 5
----------------------------------------------

23.      Please describe your structure in plain English from the viewpoint of the class A shareholders. For example, where you discuss the operating group, also simply state that the class A shareholders will only have
         10% voting control and economic interest in the operating group and that the five principals have the other 90% voting control and economic interest.

                  The disclosure on pages 1, 7-11, 57-61 and elsewhere in the
         Registration Statement has been revised in response to the Staff's comment.

24.      Since you are a holding company, please clarify your disclosure that the class B shares have no economic interest in the company, since the principals and employees who hold the class B shares hold economic interests of the units through other entities. For example, disclose that the class B shares will not receive dividends. Please explain whether the class B shares can be transferred or sold and whether you expect to list this class on an exchange in the future. Please explain how the class B shares are associated with the units. We note your

Fortress Investment Group LLC
December 21, 2006

         disclosure that if a principal exchanges his unit, the corresponding class B shares will be cancelled.

                  The disclosure on pages 1, 7 and throughout the Registration
         Statement has been revised in response to the Staff's comment.

25.      Please expand your chart to better illustrate your structure. For example, the chart does not clearly identify that the principals will directly own 90% of the units and that only 10% of the units will be held by the intermediate holding companies.

                  The chart on pages 7 and 57 has been revised in response to the Staff's comment.

26.      Please explain in detail, for each level of the structure, the reasons why you have formed your company this way and the purpose for each entity. For example, why are there separate entities for Operating
         Entities and Principal Holdings? Why are there separate entities for the intermediate holding companies?
         What is the function of each?

                  The disclosure on pages 8-11 and 58-61 regarding the structure of the Company has been revised in response to the Staff's comment.

27.      Please explain in greater detail the general partner interests and how they control each Fortress Operating Group entity.

                  The Company respectfully informs the Staff that either FIG
         Corp. or FIG Asset Co. LLC will be the sole general partner of each of the entities that comprise the Fortress Operating Group and will exclusively manage the business and affairs of each such entity and control such Fortress Operating Group entity under EITF 04-05. The disclosure on pages 7-11 and 58-61 has been revised in response to the
         Staff's comment.

The Transactions, page 6
------------------------

28.      Please describe the transactions in plain English and explain the purpose for each transaction. List the transactions in the order of their significance. For example:

         o    Why are you deconsolidating the Fortress funds and what effect will that have on your financial statements.

         o    Why are you distributing cash to the principals?

         o    Which Fortress Fund are you liquidating?

Fortress Investment Group LLC
December 21, 2006

         o    What is the purpose of the inter-company demand note and how does this relate to the exchange for the sole general partner interest?

                  The disclosure on pages 11-14 and 61-63 has been revised in response to the Staff's comment.

                  The Company respectfully informs the Staff with respect to the final question above that there is no relationship between the inter-company demand note and the exchange for the sole general partner interest in each of the Fortress Operating Group entities. Accordingly, the disclosure on pages 13 and 59 describing the "Transactions" has been revised in response to the Staff's comment to clarify that issuance of the general partner interest occurs as a function of the admission of the applicable intermediate holding company to the applicable Operating Entities and Principal Holding entities as general partner. In addition, the Section "Structure and Formation of our
         Company - Allocation of Proceeds of this Offering and the Intermediate
         Holding Company Demand Note," has been revised to describe in greater detail the function of the inter-company demand note.

29.      Please explain why you might add additional intermediate holding companies in the future.

                  The disclosure on page 14 has been revised in response to the
         Staff's comment.

30.      Please provide quantifications for the transactions you list in the bullet points, such as the net proceeds to be distributed to your principals relating to your offshore hedge funds and the amount to be liquidated under one of the Fortress Funds.

                  The Company respectfully advises the Staff that the amounts relating to distributions to the principals have not yet been determined and therefore, will be disclosed in future filings.

                  The Company further advises the Staff that it is currently managing the liquidation of Northcastle, one of the Fortress Funds, which as of November 30, 2006 was substantially complete. The expected distribution to investors of this fund will aggregate to $208.5 million, which the Company has disclosed in this filing in response to the Staff's comment.

31.      Regarding the third bullet on page 6 for the distribution to the principals of the net proceeds received relating to the collection of a portion of a receivable relating to previously earned fees, please include disclosure that clarifies why your are distributing a portion of a receivable for previously earned fees to your

Fortress Investment Group LLC
December 21, 2006

         principals in connection with the reorganization, rather than distributing such amounts through the general distribution described in the second bullet.

                  The disclosure on pages 5, 12 and 61 has been revised in
         response to the Staff's comment. The Company has revised the disclosure in the third bullet on pages 12 and 61 to focus on the collection of the receivable and to note that the proceeds will be used to partially fund the distribution to its principals described in the second bullet.
         The amount to be collected and distributed will depend on the value of the receivable at the dates of collection with a significant portion expected to be collected in January 2007. The Company will add the disclosure of the amount in a later pre-effective amendment. This filing includes a pro forma adjustment related to this item (see footnote b(i) to the Unaudited Pro Forma Financial Information)
         assuming the amount to be collected based on the balance as of
         September 30, 2006.

                  The Company respectfully advises the Staff that the disclosure of the full amount to be distributed to the principals will be included in the second bullet, regardless of the source of funding. The Company further advises the Staff that it believes it is important to reflect the collection of the receivable in the unaudited pro forma financial information since the portion of the receivable funding the distributions to the principals represents approximately 37% of the
         Company's deconsolidated assets as of September 30, 2006. Further the collection and distribution of proceeds presents a material change in the composition of its assets that should be disclosed to investors.

32.      Under Class A and Class B shares, you state that these classes will vote together as a single class except as otherwise required by applicable law. Please explain what you mean by "applicable law."

                  The Company has revised the Registration Statement to delete this exception throughout the Registration Statement with respect to the Class A shares and Class B shares voting together as a single class.

33.      Please describe in greater detail under a separate heading the Fortress
         Operating Group units and the associated rights. Explain how the class
         B shares are related to the units. Disclose how many employees hold such units and the value of each unit. Disclose how many units will be granted to certain employees in connection with the offering and identify these employees and explain why they are receiving units in connection with the offering.

                  The disclosure on pages 1, 8-9, 14-15, 58-59 and 65 has been revised in response to the first portion of the Staff's comment. The
         Company respectfully informs the Staff that as of the date of this filing, the Company has not yet granted any Fortress Operating Group units or other equity interests in Fortress to any

Fortress Investment Group LLC
December 21, 2006

         Fortress employees and, in fact, has not yet determined which employees will receive grants of Fortress Operating Group units (or other interests) or the amount of units to be granted or whether any units will be granted to employees. The Company expects to make such determination prior to the time effectiveness of the Registration
         Statement and will disclose at such time the information requested. The
         Company further expects that the grant of Fortress Operating Group units to employees will occur at the time of or immediately prior to the IPO and that the grant date fair value will be calculated based upon the IPO price of the Class A shares. As noted in the Company's response to Comment No. 84, the Company believes that the Fortress
         Operating Group units (and their corresponding Class B shares)
         economically correspond generally to the Class A shares and therefore the IPO price for the Class A shares is an approximate proxy for the fair value of the Fortress Operating Group units and Class B shares. In addition, the Company respectfully informs the Staff that the Company currently expects to grant restricted Fortress Operating Group units, restricted Class A shares and/or restricted Class A share units that in the aggregate will represent between 5% and 10% of the Company's outstanding equity interests (on a fully converted basis).

Exchange of Fortress Operating Group Units, page 8
--------------------------------------------------

34.      Please clarify the following:

         o    What is the exchange rate between the units and the class A shares?

         o    When you refer to "our option" to convert the principals' units into cash, it appears that it is really at the principals' option.
              Please revise or explain.

         o    Briefly describe the material terms of the tax receivable
              agreement to put your disclosure in context or move the Tax
              Receivable Agreement section in front of the Exchange section.

         o    How do FIG Corp. or FIG Asset Co. LLC realize tax savings on behalf of affiliated corporations, i.e., how does the exchange relate to a tax benefit? Please discuss that this results from an increase in the tax basis of the assets of the Fortress Operating
              Group.

         o    Explain how the principals' units are associated with the class B shares.

         o    How will your interest in the units be increased upon an exchange?
              Does this mean that you might have more than a 10% economic interest in Fortress Investment Group? Clarify the affect on the existing class A shareholders. If the principals exchange their units, does that cause dilution to the existing class A
              shareholders?

                  The Company respectfully informs the Staff that it has revised the disclosure on pages 14-15 and 65 has been revised in response to the Staff's comment, as noted below:

Fortress Investment Group LLC
December 21, 2006

         o    A Fortress Operating Group unit, and its corresponding Class B share, may be exchanged for one Class A Share.

         o    Subsequent to the initial filing the Company has revised the terms of the Exchange Agreement to remove the cash option such that holders of Fortress Operating Group units will only be able to exchange such units for Class A shares, and not for cash, pursuant to the Exchange Agreement.

         o    The principals will be issued one Class B share for each Fortress
              Operating Group unit they own. If a principal wants to exchange a
              Fortress Operating Group unit for a Class A share, he will need to deliver both the Fortress Operating Group unit and the
              corresponding Class B share in the exchange in order to receive a
              Class A share. When the exchange is completed, the Class B share will be cancelled.

         o    The exchange of a Fortress Operating Group unit, and its
              corresponding Class B share, by a principal for a Class A share will not have any effect on the economic or voting rights of Class
              A shareholders; a principal's interest in Fortress Operating Group units will not be increased upon an exchange

                  In each exchange, the Company will issue a Class A share to, but will also receive a Fortress Operating Group unit from, a principal. The economic rights of each Class A shareholder in the
         Company will be diluted after each exchange by the amount of Class A shares newly issued in such exchange. However, the Company will receive
         Fortress Operating Group units in such exchange, so it will be entitled to receive a greater portion of all distributions made by the entities that comprise the Fortress Operating Group. Accordingly, after each exchange, current Class A shareholders will own a smaller economic percentage of the Company, but the Company's economic ownership percentage of (and right to receive distributions from) the Fortress
         Operating Group, will be proportionately increased.

                  Because the principals must deliver one Class B share which entitles the holder to one vote per share in connection with each
         Fortress Operating Group unit they have exchanged for a Class A share, which entitles the holder to one vote per share, exchanges will have no effect on the total amount of votes that may be cast by all shareholders of the Company or on the voting power of the third party investors in the Company relative to the principals.

35.      We note your disclosure that the principals and other employees that own Fortress Operating Group units are exchangeable into one of your
         Class A shares at their option. The corresponding Class B share is cancelled at the time of conversion of the Fortress Operating Group units into Class A shares. In addition, the principal or employee receives a right to receive 85% of the value of the applicable tax benefit in cash when the tax savings are realized. We did not

Fortress Investment Group LLC
December 21, 2006

         note a pro forma adjustment or a pro forma footnote disclosure as to whether these rights constitute derivatives that are required to be marked-to-market each reporting period. As such, please provide us with your analysis of SFAS 133 and EITF 00-19 in determining whether these rights meet the definition of derivative financial instruments. If you determined that these rights are derivative instruments required to be recognized on your balance sheet and marked-to-market each period, please include the necessary adjustments to your pro forma financial statements, including footnote disclosure that adequately explains the adjustments and how you arrived at the amounts.

                   The Company determined that the right to exchange a Fortress
         Operating Group unit into a Class A share ("the Exchange Option") does not represent a derivative under the scope of SFAS 133 that should be separated from its host and separately accounted for as a
         mark-to-market liability. As described in the response to Comment 84,
         70% of the Fortress Operating Group units are subject to forfeiture and represent a share-based compensation arrangement under SFAS 123(R)
         that, pursuant to paragraph 11(b) of SFAS 133, is excluded from the scope of SFAS 133. With respect to the Exchange Option related to those
         Fortress Operating Group units not subject to forfeiture, the Company determined that the Exchange Option should not be accounted for as a derivative liability under the scope of SFAS 133 since the economic characteristics and risk of the Exchange Option and Class A shares are clearly and closely related to the Fortress Operating Group units under paragraph 12(a) of SFAS 133. The Fortress Operating Group units and the
         Class A shares grant residual economic interests in the same underlying assets, and therefore have substantially equivalent economic characteristics (i.e., Fortress Operating Group units are in substance the economic equivalent of Class A shares). As such, the Exchange
         Option is not required to be bifurcated from the host Fortress
         Operating Group units. In addition, the Company also believes that the
         Exchange Option would be scoped out of SFAS 133 pursuant to paragraph
         11(a) since the Exchange Option is (1) indexed to the Company's stock and (2) classified in stockholders' equity.

                  With respect to our analysis under paragraph 11(a) of SFAS
         133, we advise the Staff that subsequent to filing the Registration
         Statement to which the Staff's comment relates, the Company removed the potential cash settlement feature associated with the exchange of the
         Fortress Operating Group units for Class A shares, thereby alleviating the potential derivative classification under EITF 00-19.

                  With respect to the principal's right to receive a cash
         payment for 85% of the value of any tax benefits, the Company assessed the tax receivable agreement under SFAS 133 and EITF 00-19 and believes that the agreement is outside the scope of SFAS 133 under paragraph
         10(e)(2)(a) because the predominant underlying asset on which settlement is based is a nonfinancial asset that is not readily convertible to cash. That is, the value of the Company's future taxable

Fortress Investment Group LLC
December 21, 2006

         income and the tax basis of its assets drives the potential payment under the tax receivable agreement and this tax basis of its assets is predominantly comprised of goodwill, which is a nonfinancial asset.
         Please refer to our responses to Comment 86 for additional details regarding the accounting for the Tax Receivable Agreement.

Shareholders Agreement, page 8
------------------------------

36.      Please clarify that you are referring to the combined voting power of both the class A and class B shares.

                  The disclosure on page 16 and throughout the Registration
         Statement has been revised in response to the Staff's comment.

37.      Please explain the purpose of the Shareholder Agreement, given that the principals currently have 90% of the voting power of Fortress
         Investment Group through the class B shares and also have management control through the only executive officer position. For example, disclose whether the principals may in the future exchange their units for class A shares and what that means to existing class A and class B shareholders.

                  The disclosure on page 16-17 and 66-67 has been revised in response to the Staff's comment.

38.      Please disclose whether you will be considered a "controlled" company under the New York Stock Exchange rules and what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees.

                  Although the Company may qualify as a "controlled company"
         under the rules of the New York Stock Exchange (the "NYSE"), the
         Company nonetheless intends to comply, upon completion of the offering, with the corporate governance requirements of the NYSE which are applicable to companies that do not qualify as a "controlled company."

39.      Please describe the "clawback" obligation in greater detail to put the related disclosure regarding the shareholders agreement in context.
         Quantify the clawback obligation and clarify whether the company will pay this obligation. Please revise this paragraph to describe this arrangement in clear, plain language.

                  The disclosure on pages 17 and 67 has been revised in response to the Staff's comment. The Company also refers the Staff to the quantification of the

Fortress Investment Group LLC
December 21, 2006

         distributed amounts of deferred incentive income in footnote 3 disclosed on pages F-19 and F-61.

Tax Receivable Agreement, page 10
---------------------------------

40.      Please clarify the following:

         o    Why are you entering into this agreement?

         o    Why will the corporate taxpayers receive tax savings upon the occurrence of an exchange?

         o    Discuss each of the tax basis factors in a separate bullet point and explain how they could vary.

         o    How will the tax receivable payments to the principals affect the class A shareholders?

         o    Describe in greater detail what you mean by stating that the payments to the principals could be material in amount. Can you estimate these payments to provide investors with more
              information?

         The disclosure on pages 15-16 and 65-66 has been revised in response to the Staff's comments.

         With respect to the last bullet in the Staff's comment, we have noted
on page 15-16:

         Our purchase, through our intermediate holding companies, of 15% of the principal's Fortress Operating Group units as part of the Nomura transaction will result in an increase in the tax basis of the assets owned by the Fortress Operating Group at the date of the purchase of approximately $927 million, which likely will result in us making payments under the tax receivable agreement. Any payments under the tax receivable agreement will give rise to additional tax benefits and additional potential payments under the tax receivable agreement. Any payments under the tax receivable agreement will depend upon whether
         FIG Corp. has taxable income for U.S. federal income tax purposes to utilize the benefit of the increase in the tax basis of the assets owned by the Fortress Operating Group. For additional information regarding the impact of the Nomura transaction on our pro forma balance sheet as of September 30, 2006, see Footnote (d) of "Unaudited Pro
         Forma Financial Information."

         In addition, the Company respectfully informs the Staff that the Nomura transaction results in an expected tax step up of $927 million in the tax basis of the assets of the Company in respect of a transaction for 15% of the Company.
This step up gives rise to a deferred tax asset of $611 million and a corresponding liability under the tax receivable agreement of $519 million, which provides a clear indication of the potential magnitude of the potential liability under the tax receivable agreement. At the time of

Fortress Investment Group LLC
December 21, 2006

any future exchange by a principal, the Company intends to calculate the amount of the increase in tax basis at that time and, to the extent we believe the resulting benefit is more likely than not to be realized, we will record a deferred tax asset and corresponding liability under the tax receivable agreement.

Tax Consequences, page 10
-------------------------

41.      You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. Please revise the words that you "intend" to be treated as a partnership and that class A shareholders "generally" will be required to report income for tax purposes. Make similar changes in the Risk Factors section.

                  The disclosure on pages 18 and 69 has been revised in response to the Staff's comments.

42.      Please explain the following in the last paragraph:

         o    Why will you cause the cash amounts distributed equal at least the maximum tax liability arising from the ownership of such unit?

         o    Why will no such distribution necessarily be required to be distributed?

         o    Why might the cash dividends not be sufficient to cover the tax liabilities?

         o    Clarify your disclosure, since some of these statements appear contradictory.

                  The disclosure on pages 18 and 69 has been revised in response to the Staff's comments.

43.      Clarify whether you will receive a tax opinion. We note the statement on page 38, but note that you have not listed an exhibit 8 in your exhibit list. Please revise this disclosure to summarize counsel's opinion and identify counsel. Please also comply with this comment under Material U.S. Federal Tax Consequences.

                  The Company respectfully informs the Staff that, in accordance with Item 601 of Regulation S-K, no tax matters opinion is required in connection with the Registration Statement. Nonetheless, the Company will receive an opinion of counsel, the content of which is discussed in the sections of the Registration Statement entitled "Material Risks
         Related to Taxation" and "Material U.S. Federal Tax Considerations."

The Offering, page 11
---------------------

44.      Please move the "Fortress Operating Group units held" section on page
         12 directly under the "Shares held after the offering" section on page
         11 to clarify

Fortress Investment Group LLC
December 21, 2006

         that although the principals do not hold class A shares, they do own
         90% of the economic interest in the units.

                  The disclosure on page 20 has been revised in response to the
         Staff's comment.

45.      Under, Majority Independent Directors, briefly explain how the operating agreement modifies the authority and function of the board and officers.

                  The Company's limited liability company agreement (the "LLC
         Agreement") provides that: "Except as otherwise specifically provided in this Agreement, the duties and obligations owed to the Company and to the Members by the Officers and Directors shall be the same as the respective duties and obligations owed to a corporation organized under
         DGCL by its officers and directors, respectively."

                  No provision in the LLC Agreement expressly modifies these duties. However, there are certain provisions regarding exculpation and indemnification that are different than the corresponding provisions of
         Delaware corporate law, as set forth below:

              o    The exculpation standard in the LLC Agreement for directors and officers is different from the corresponding provision of
                   Delaware corporate law. The LLC Agreement provides that no director or officer shall be liable to the Company except by reason of acts or omissions constituting fraud, willful
                   misconduct or gross negligence. Section 102(b)(7) of Delaware corporate law provides that a corporation can exculpate a
                   director from liability to the corporation except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under ss. 174 of the Delaware
                   corporate law (improper redemption of stock or declaration of dividend); or (iv) for any transaction from which the
                   director derived an improper personal benefit.

              o    The indemnification standard in the LLC Agreement for
                   directors and officers is different from the corresponding provision of Delaware corporate law. The LLC Agreement
                   provides that the Company may indemnify directors and officer for acts or omissions, except by reason of acts or omissions constituting fraud, willful misconduct or gross negligence.
                   Section 145 of the Delaware corporate law allows a
                   corporation to indemnify directors and officer for acts or omissions, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to
                   believe the person's conduct was unlawful.

Fortress Investment Group LLC
December 21, 2006

              o    The LLC Agreement provides that in the event a potential
                   conflict of interest exists or arises between any of the
                   principals, directors of the Company or their respective
                   affiliates, on the one hand, and the Company, any or its
                   subsidiaries or any of its shareholders, on the other hand, a resolution or course of action by the board of directors of the Company shall be deemed approved by all or the Company's shareholders, and shall not constitute a breach of the
                   fiduciary duties of members of the board to the Company or its shareholders, if such resolution or course of action is
                   (i) approved by the Company's conflicts committee, which is composed of independent directors, (ii) approved by
                   shareholders holding a majority or the Company's Class A and
                   Class B shares, (iii) on terms no less favorable than those generally available from unrelated third parties, or (iv)
                   fair and reasonable to the Company. Under the Delaware
                   corporate law, a corporation is not permitted to
                   automatically exempt board members from claims of breach of fiduciary duty under such circumstances.

                  The Company has revised the disclosure on pages 20-21 and
         189-190 in response to the Staff's comment.

46.      Under Use of Proceeds in this section and on page 51, please describe the principal purposes for which you intend to use the $500 million in proceeds and the approximate amount intended for each such purpose. We note your disclosure on page 2 that you are going public to meet specified goals. Also disclose the amount and purpose for each contribution you will make to the Fortress Operating Group. SASMF See
         Item 504 of Regulation S-K.

                  The disclosure on pages 21 and 70 has been revised in response to the Staff's comment.

47.      Under Cash Dividend Policy, please revise to more accurately describe your intent and the board of directors' intent with regard to the dividend policy. Describe the risks and potential effect of this policy.

                  The disclosure on pages 21 and 71 has been revised in response to the Staff's comment.

48.      Under Exchange Rights, disclose how many class A shares are reserved for exchange and what affect this will have on beneficial ownership of the existing class A shareholders.

                  The Company respectfully informs the Staff that the Company has reserved for issuance a number of Class A shares equal to the number of existing Fortress Operating Group units. The exchange will have no effect on the

Fortress Investment Group LLC
December 21, 2006

         beneficial ownership in Fortress Operating Group of the existing Class
         A shareholders.

49.      For each bullet point under interests granted under your equity incentive plan, please explain the reasons for each of these issuances and the terms of the agreements, if any, which the shares are being issued.

                  The disclosure on page 22-23 has been revised in partial
         response to the Staff's comment. The Company respectfully informs the
         Staff that because, as described in its response to Comment No. 75 below, it is currently in the process of determining the amount, type
         (i.e., interests in the Company and/or in Fortress Operating Group) and
         terms (e.g., vesting conditions, etc.) of the grants that it expects to make, it is not able to respond definitively at present to the Staff's request; however, such disclosure will be included in a pre-effective filing.

50.      Please explain why you would issue class B shares under the equity incentive plan if they have no economic interest.

                  The Company respectfully informs the Staff that a holder
         cannot exchange a Fortress Operating Group unit for a Class A share without also delivering a Class B share for cancellation. Accordingly, the Company will cause one Class B share to be issued in connection with each Fortress Operating Group unit issued pursuant to the equity incentive plan, so that employees will be in a position to exchange their Fortress Operating Group units for Class A shares.

51.      In the last paragraph of this section, please quantify the effect of the over-allotment option on the interests on the Fortress Operating
         Group.

                  The disclosure on page 23 has been revised in response to the
         Staff's comment.

Summary of Historical Combined Financial Information, page 15
-------------------------------------------------------------

52.      We note that you are presenting the measure, distributable earnings, as a measure of operating performance. Please tell us and revise your disclosure to clarify for what this measure tells an investor about your operating results. In doing so, you may be required to provide a more easily understood discussion of the adjustments you have made to net income to arrive at your non-GAAP measure, distributable income.
         Tell us if you consider this measure to be a non-GAAP measure and why.
         If you believe this to be a non-GAAP measure, also tell us how you determined that this measure complies with Item 10(e) of Regulation
         S-K. Specifically, we note that you are removing and adding items that are

Fortress Investment Group LLC
December 21, 2006

         recurring. If you determine that the presentation of distributable earnings does not violate Item 10(e) of Regulation S-K, please revise your disclosure to state:

         o    The economic substance behind your decision to use this measure;

         o    The material limitations associated with distributable earnings when compared to net income; and

         o    The manner in which you compensate for these limitations when using distributable earnings.

         Refer to Question 8 of the SEC "Frequently Asked Questions Regarding
         the Use of Non-GAAP Financial Measures" for additional guidance.

                   The Company has revised the description of distributable
         earnings on page i, the sections entitled "Summary Historical Financial
         Information," "Selected Financial and Operating Data," "Management's
         Discussion and Analysis" and the footnotes to the combined financial statements to clarify what the measure tells an investor about the
         Company's operating results and to help the reader more easily understand the adjustments made to net income to arrive at total distributable earnings. The revised description describes the limitations associated with using total distributable earnings and how management compensates for those limitations.

                  Distributable earnings is the measure used by management for the purposes of assessing segment performance and to make decisions on the allocation of resources to those segments. The CODM analyzes distributable earnings in order to determine whether to expand or cancel operations of an individual segment, identify and allocate employees with appropriate expertise, and allocate the principal investments of the Company among segments. We are providing copies of the reports used by our CODM in response to Comment No. 140. SFAS 131 requires the footnotes to the Company's financial statements to include the measure of profit and loss used by management in assessing segment performance. The Company understands that presentation of the segment performance measure, distributable earnings, would be permitted pursuant to Question 18 of the Staff's "Frequently Asked Questions
         Regarding the Use of Non-GAAP Financial Measures" (the "Q&A"). Further,
         the Company has discussed segment performance as required in the
         Management's Discussion and Analysis in order for an investor to gain an understanding of Fortress Operating Group's business, relying upon the Staff's guidance in Question 19 of the Staff's "Q&A."

                  The Company understands that the presentation of total
         distributable earnings is a non-GAAP financial measure, pursuant to
         Question 21 of the Staff's "Q&A," and that the presentation must comply with the requirements of Item 10(e) of Regulation S-K and Question 8 of
         the Staff's "Q&A" in order to present total distributable earnings. The
         Company believes that the adjustments made to

Fortress Investment Group LLC
December 21, 2006

         net income to arrive at distributable earnings, other than the adjustment for expenses which do not require an outlay of assets, do not constitute adjustments to add or remove recurring items, but are instead adjustments to reflect certain timing or temporary differences.

                  The Company believes that total distributable earnings
         provides useful information to investors in order to understand the manner in which the Company evaluates its business. In addition to distributable earnings being the measure used by the Company to determine segment performance, total distributable earnings is used by the Company in determining the timing and amounts of distributions made to Fortress Operating Group's unitholders. The Company recognizes the material limitations associated with the use of total distributable earnings as compared to the use of net income due to adjustments for certain temporary or permanent differences. The Company has included discussion of significant adjustments made in determining total distributable earnings, material limitations associated with using total distributable earnings in relation to net income, and the manner in which management compensates for these limitations within its revised disclosure. In order to comply with item 10(e) of Regulation
         S-K, the Company has either presented the most directly comparable financial measure in accordance with GAAP, net income, or a reconciliation of total distributable earnings to net income, in each section which presents total distributable earnings as well as a discussion of the reasons that presentation of total distributable earnings provides useful information to investors regarding the
         Company's financial condition and results of operations.

Risk Factors, page 20
---------------------

53.      Please delete the last sentence of the first paragraph on page 20. All material risks should be described. If risks are not deemed material, you should not reference them.

                  The disclosure on page 31 has been revised in response to the
         Staff's comment.

54.      Many of the risk factors do not comply with the plain English rules and are also difficult to understand due to the complex nature of the transactions or regulations you describe. For example, the risks relating to your management and fund partnership agreements, your organization and structure, and taxation should be revised so that investors can understand more clearly the risks you discuss. Please revise according to Rule 421(d) of Regulation C. We may have further comments after reviewing your responses.

                  The disclosure throughout the "Risk Factors" section has been revised in response to the Staff's comment.

Fortress Investment Group LLC
December 21, 2006

55.      Please provide the information investors need to assess the magnitude of the risk. For example:

         o    Quantify the potential redemption and the debt acceleration provisions relating to the key man provisions risk factor.

         o    Explain how your internal controls do not meet the requirements of
              Section 404 of the Sarbanes-Oxley Act.

         o    Briefly describe the restrictions under law or regulation that would prevent you from paying dividends.

         o    Quantify the payments to be made to the principals under the tax receivable agreement.

         Note that this is not meant to represent an all-inclusive list of where your risk factors should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion.

                  The disclosure throughout the "Risk Factors" section has been revised in response to the Staff's comment. The Company also refers the
         Staff to its response to Comment No. 40.

56.      Please add a risk factor addressing your disclosure in the financial statements that cash held at the consolidated subsidiaries is not available to fund the general liquidity needs of the registrant and explain why

                  The disclosure on page 47 has been revised in response to the
         Staff's comment to add an additional risk factor. The Company further refers the Staff to its response to Comment No. 126.

Risks Related to Our Business, page 20
--------------------------------------

Several of our funds have "key man" provisions ...., page 20
------------------------------------------------------------

57.      We note that certain of the Fortress Funds you manage contain "key man"
         provisions. Please include disclosure of the terms of these "key man"
         provisions, including the financial statement impact such terms could have.

                  The disclosure on pages 31-32 has been revised in response to the Staff's comment.

The historical and unaudited pro forma financial information ...., page 22
--------------------------------------------------------------------------

58.      You indicate in item (iii) that the unaudited pro forma financial information does not reflect certain other historical transactions.
         Please clarify what you mean by this and tell us the appropriateness of excluding such transactions.

Fortress Investment Group LLC
December 21, 2006

                  This disclosure has been removed in response to the Staff's comment in order to avoid confusion as there were no historical transactions excluded from pro forma information other than those specified in the pro forma adjustments.

We are subject to third-party litigation risk ..., page 23
----------------------------------------------------------

59.      Please describe in greater detail the legal recourse that investors have against the general partners or investment managers for dissatisfaction with the performance of funds.

                  The disclosure on page 35 has been revised in response to the
         Staff's comment.

Risks Related to Our Funds, page 28
-----------------------------------

The historical returns attributable to our funds may not be indicative ....,
----------------------------------------------------------------------------

-------

60.      Please explain why "the potential future returns of the funds we manage do not, however, bear any relationship to the potential returns on our
         Class A shares" and reconcile it with the risk factor on the following page relating to poor performance of your funds causing a decline in your revenue and distributable earnings.

                  The disclosure on pages 40-41 has been revised in response to the Staff's comment.

Risks Related to Our Organization and Structure, page 33
--------------------------------------------------------

We intend to pay regular dividends ...., page 34
------------------------------------------------

61.      Please disclose here and in the Dividend Policy section:

         o    whether you are required to pay dividends and whether the
              shareholders will be guaranteed or have contractual rights to receive dividends,

         o    whether your board of directors has the discretion to decrease or discontinue the payment of dividends,

         o    the restrictions imposed by your amended and restated operating agreement, and

         o    the affect on the market price of the class A shares if you did not pay dividends.

                  The disclosure on pages 46-47 and 71 has been revised in
         response to the Staff's comment. The Company respectfully informs the
         Staff that it is unable to predict the effect on the market price of the Class A shares if it determines not

Fortress Investment Group LLC
December 21, 2006

         to pay dividends although we have indicated under "Risk Factors" in the
         Registration Statement that variations in our dividends could negatively affect the price of our Class A shares. As described in the
         Registration Statement, the Company's ability to pay dividends depends on its receiving distributions from the Fortress Operating Group. We note that the Company's Board of Directors may determine to not cause
         Fortress Operating Group to make distributions in excess of required tax distributions out of cash available for distribution for a variety of business reasons. We believe, however, that the Company's expectation that Fortress Operating Group will distribute a large portion of its distributable earnings is clearly stated.

If we were deemed an investment company ..., page 35
----------------------------------------------------

62.      Please revise the first sentence to state that based upon the reasons set forth you do not believe you are an investment company.

                  The disclosure on page 48 has been revised in response to the
         Staff's comment.

Risks Related to Taxation, page 38
----------------------------------

63.      You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. Please revise the language in the tax risk factors that you "intend" to be treated as a partnership for tax purposes or that you "anticipate" that FIG Asset
         Co. LLC will not be subject to direct corporate income tax.

                  The disclosure throughout the subsection of the Risk Factors entitled "Risks Related to Taxation" has been revised in response to the Staff's comment.

64.      Please revise the language in the risk factors that you expect to receive an opinion from counsel. A signed opinion must be filed before the registration statement is declared effective. Also make similar changes on the last paragraph on page 152 and delete the words "if issued."

                  Please see the Company's response to Comment No. 43.

65.      Please add a separate risk factor addressing the risk that the principals may have different tax positions from the class A shareholders that could influence the principals' decisions and that these decisions may conflict with the interests of the class A shareholders.

                  The disclosure on page 47 has been revised in response to the
         Staff's comment to add an additional risk factor.

Fortress Investment Group LLC
December 21, 2006

Market and Industry Data and Forecasts, page 43
-----------------------------------------------

66.      Please delete the language in this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus, such as there is no guarantee about accuracy and completeness and that you have not independently verified information.

                  The disclosure on page 56 has been revised in response to the
         Staff's comment.

Our Structure, page 47
----------------------

67.      Please clarify your disclosure in the second paragraph on page 47 and explain the reasons why the investments, contributions and transfers of funds are being made in the manner disclosed. In addition, please add the disclosure relating to the transfers of the use of proceeds to the
         Use of Proceeds section.

                  The disclosure on pages 7-11 and 57-61 has been revised in response to the Staff's comment.

Cash Dividend Policy, page 52
-----------------------------

68.      The first sentence of this section should clearly state the dividend policy, including the judgments made with regard to paying out cash instead of retaining it. Also clarify whether the board contemplates paying out all excess cash. If not, clarify what the rate is based on.
         Fully address the potential long-term implications for your business and financial condition arising from paying out cash. We may have additional comments after we review your response.

                  The disclosure on page 71 has been revised in response to the
         Staff's comment.

69.      Disclose the frequency and amount of any cash distributions for the past two years. See Item 201(c) of Regulation S-K. We note that the company made a $250 million distribution to the principals in June
         2006. Please disclose whether this distribution was declared pursuant to any agreement. Clarify whether you have historically had used earnings or borrowings to make these distributions.

                  The disclosure on page 72 has been revised in response to the
         Staff's comment. The Company respectfully informs the Staff that the
         $250 million distribution to the principals in June 2006 was made pursuant to a determination of the Company's management committee and not pursuant to any agreement.

Fortress Investment Group LLC
December 21, 2006

70.      Please describe in detail the restrictions and the definition of default in your debt agreements and their potential impact on your ability to pay dividends at the rates identified.

                  The Company respectfully informs the Staff that, under its credit agreement, the Company is permitted to make cash distributions subject to the following restrictions: (a) no event of default exists immediately prior to or subsequent to the distribution, (b) the amount of distributions over the prior 12 months do not exceed free cash flow
         (as defined in the credit agreement) for the prior 12-month period, and
         (c) after giving effect to the distribution, the Company has cash-on-hand of not less than accrued but unpaid taxes and amortization obligations under the credit agreement which are required in the next
         90 days. The events of default under the credit agreement are typical of such agreements and include payment defaults, failure to comply with credit agreement covenants, cross-defaults to material indebtedness, bankruptcy and insolvency, change of control, and adverse events with respect to our material funds.

                  The disclosure on page 72 has been revised in response to the
         Staff's comment.

71.      Please discuss the applicable laws and regulations and the provisions in your amended and restated operating agreement which may restrict you from making distributions. We note your disclosure in the Risk Factors section referring to these restrictions.

                  The Company respectfully informs the Staff that Section 18-607 of the Delaware Limited Liability Company Act prohibits a limited liability company from making a distribution to a member to the extent that the liabilities of the company, after such distribution, exceed the fair value of the assets of the company.

                  The LLC Agreement does not contain any restrictions on our ability to make distributions, except that the Company may only distribute Class A shares to holders of Class A shares.

                  The disclosure on pages 71-72 has been revised in response to the Staff's comment.

72.      Clearly address the potential necessity of using borrowings to fund dividends, if applicable. Discuss these assumptions and considerations in MD&A as well, to the extent that they represent known material trends, demands, commitments and uncertainties, or are otherwise material to an understanding of your business, results of operations and financial condition.

                  The disclosure on pages 72 and 104 has been revised in
         response to the Staff's comment.

Fortress Investment Group LLC
December 21, 2006

73.      Please explain the tax distributions more clearly and in greater detail.

                  The disclosure on page 71 has been revised in response to the
         Staff's comment.

Dilution, page 55
-----------------

74.      Revise the dilution table to include the shares underlying interests that officers, directors, principals, employees, consultants and affiliates have the right to acquire, including interests to be granted under your equity incentive plan. See Item 506 of Regulation S-K.

                  The Company respectfully informs the Staff that it is
         currently in the process of determining the amount of interests that will be granted under its equity incentive plan - which may take the form of interests in the Company and/or in Fortress Operating Group -
         to directors, employees, consultants and affiliates. It is not anticipated that interests will be granted to any principal under the
         Company's equity incentive plan. Appropriate disclosure that complies with Item 506 of Regulation S-K will be included in a pre-effective filing following the Company's final determinations regarding the award of interests under its incentive plan.

Unaudited Pro Forma Financial Information, page 57
--------------------------------------------------

75.      We note that you have not completed the pro forma financial information for the reorganization and the offering. Once you include such information, we may have additional comments.

                  The Company will complete the pro forma financial information for the reorganization and the offering in a subsequent pre-effective amendment to the Registration Statement prior to circulating a preliminary prospectus. The Company notes that the Staff may have additional comments upon receipt of additional pro forma financial information.

76.      In the introduction to your pro forma financial statements, please include a comprehensive discussion that explains the changes to your historical financial statements and the footnote disclosures that will result from the deconsolidation of the Fortress Funds. Ensure such disclosure adequately addresses the impact the deconsolidation will have on the content of your Consolidated Statements of Cash Flows as well as the footnote disclosures you will provide. Based on pro forma financial information, please also disclose if you would have been required to include financial statements under Rule 3-09 of Regulation
         S-X for any of the Fortress Funds that will be deconsolidated as of
         December 31, 2005.

Fortress Investment Group LLC
December 21, 2006

                  The pro forma financial information section of the
         Registration Statement has been revised in response to the Staff's request. Based on the pro forma financial information, the significance tests of Rule 3-09 would not have been met for any of the Fortress
         Funds that will be deconsolidated as of December 31, 2005. The Company also respectfully would like to alert the Staff's attention to the
         Company's response to Comment No. 22 above.

77.      Please revise note (a) to clarify that the management fees and incentive income that you are recognizing as a result of the deconsolidation of Fortress Funds were amounts that were previously eliminated in consolidation.

                  The disclosure on page 85 has been revised in response to the
         Staff's comment. Further, in response to Comment No. 76, we have inserted additional disclosure in the introduction to the unaudited pro forma financial information.

78.      We note that with the deconsolidation of the Fortress Funds and the liquidation of Northcastle, you continue to recognize $82,966,000 for the non-controlling interests in consolidated subsidiaries as of June
         30, 2006. Please revise your disclosure in note (a) to state what non-controlling interests remain.

                  The disclosure on page 85 has been revised in response to the
         Staff's comment.

79.      We note that you are adjusting interest expense for the new $750 million credit arrangement based on borrowings of $600 million even though $665 million of debt was outstanding under the new credit arrangement as of June 30, 2006. Please either adjust interest expense for the entire amount borrowed under this facility as of June 30, 2006, or disclose why you believe an adjustment is required for only $600 million instead of the $665 million borrowed as of June 30, 2006.

                  The Company respectfully informs the Staff that the Company has adjusted interest expense for the new $750 million credit arrangement on a pro forma basis based on the borrowings of $600 million under the term loan facility of the arrangement, which represent long term borrowings expected to have a material continuing impact on the Company. The additional $95 million of debt outstanding under the new credit agreement as of September 30, 2006 is under the revolving loan facility of the arrangement, which are short-term borrowings that have and will fluctuate with the Company's financial requirements.

                  The Company does not believe that the level of short-term
         borrowings under the revolving loan facility as of September 30, 2006 is necessarily indicative of what the continuing impact of these borrowings will be because of the fluctuating level of revolving loan borrowings. As such, the Company believes these short-term borrowings do not meet the inclusion criteria set forth in

Fortress Investment Group LLC
December 21, 2006

         Article 11 of Regulation S-X. The Company respectfully informs the
         Staff that under both its prior and new credit arrangement there was a revolving loan facility and the pro forma information reflects the historical costs of these short-term borrowings, i.e., there is no adjustment made to these costs. Therefore, we believe that a full measure of our interest costs is included in the pro forma financial information.

                  In consideration of the Staff's comment, the Company has
         revised its disclosure throughout the Registration Statement to clarify and distinguish the borrowings under the term loan facility from those under the revolving loan facility.

80.      We note that your new $750 million credit arrangement is based on a variable interest rate. As such, please disclose the effect on income of a 1/8 percent variance in interest rates within note (b). Refer to
         Rule 11-02(b)(8) for guidance.

                  The disclosure on page pages 89-90 has been revised in
         response to the Staff's comment.

81.      In note (b), please disclose the interest rate of the $233 million of debt to be repaid for each period presented.

                  The disclosure on page 89-90 has been revised in response to the Staff's comment.

82.      We note that the primary purpose of the adjustment explained in note
         (c) is to depict the distribution of the proceeds from the collection of a receivable related to previously earned fees to the principals in connection with the reorganization. However, it is unclear why you are reflecting the $26,766,000 of the receivable that will not be distributed to the principals as collected in the pro forma balance sheet. Please either remove this portion of the adjustment, or explain to us how you determined such adjustment is in accordance with Article
         11 of Regulation S-X.

                  In consideration of the Staff's comment, the Company has
         revised its pro forma information to remove the $26,766,000 portion of the adjustment that represents proceeds from collection of the receivable that are not being distributed to the principals.

83.      We note as indicated in note (c) that you have made a pro forma income statement adjustment to eliminate the actual earnings on the portion of the receivable collected based on the actual earnings on the receivable in the respective periods. Please clarify why this adjustment is necessary. Please provide us with the offset to this pro forma adjustment.

Fortress Investment Group LLC
December 21, 2006

                  The Company respectfully informs the Staff that it believes it is important to describe the collection of the receivable and reflect the elimination of the income earned on the receivable in the pro forma financial information as the portion funding the distributions to principals represents approximately 37% of the Company's pro forma deconsolidated assets as of September 30, 2006. Additionally, the income earned on the portion of the receivable collected to fund the distribution to the principals represents approximately 32% of the pro forma deconsolidated net income for the nine months ended September 30,
         2006. The Company believes the collection and distribution of proceeds represents a material change in the composition of its pro forma assets and that the pro forma statement of income might be considered misleading without the removal of the related income on such receivable. With the collection of the receivable and distribution of the proceeds to the principals there will be no income from this or any other replacement source to offset the reduction in income after the offering. The historical accounting for the receivable was to record income and increase the receivable during the deferral period. By removing the receivable and the related income on the pro forma balance sheet and income statement, respectively, the Company believes that the full impact of this receivable, which will be collected to make the principals' distribution, has been appropriately reflected.

84.      Regarding note (d)(ii), please provide us with additional details regarding the five year service requirement for the principals to maintain ownership of their Fortress Operating Group units and corresponding Fortress Investment Group Holdings LLC Class B shares, considering the Fortress Operating Group units at risk of forfeitures were owned by the principals prior to the reorganization. Please tell us how you are reflecting this agreement in your consolidated financial statements, including the authoritative literature that supports your accounting. Please provide us with a comprehensive discussion of how you determined the fair value of this agreement.

                  Prior to the reorganization, the principals as a group owned all of the Company's outstanding partnership units. As a result of the reorganization, the Nomura transaction and the offering, the Company will acquire a controlling general partnership interest and a 23.5% LP interest in each Fortress Operating Group partnership and the principals will own the remaining units in each Fortress Operating
         Group partnership (in the form of limited partnership interests). In addition, each principal will receive non-economic voting Class B
         Shares equal in number to the number of Fortress Operating Group units he holds. Each of the principals' Fortress Operating Group units will be exchangeable (together with the corresponding Class B shares), at any time and on a one-to-one basis, for the Company's Class A shares.
         At the time of exchange, the Class B share corresponding to the
         Fortress Operating Group unit surrendered for exchange is also surrendered and cancelled. The Fortress Operating Group units and Class
         B shares are herein referred to as "Forfeitable Interests."

Fortress Investment Group LLC
December 21, 2006

                  In addition, the principals will enter into an agreement (the
         "Principals Agreement") that will become effective upon completion of the offering. The Principals Agreement provides that 30% of the
         Forfeitable Interests are unilaterally and unconditionally owned by the principals, but all or some portion of the remaining 70% of the
         Forfeitable Interests held by the principals will be forfeited if the principal voluntarily terminates his employment with the Company prior to the fifth anniversary of the consummation of this offering. If
         Forfeitable Interests are forfeited, they are reallocated among the remaining principals who continue to be employed by the Company. The
         Forfeitable Interests vest as follows:

                  o in the event such termination occurs prior to the first
         anniversary of the consummation of the offering, 70% of such principal's Forfeitable Interests shall be forfeited;

                  o in the event such termination occurs prior to the second anniversary of the consummation of the offering, 56% of such principal's Forfeitable Interests shall be forfeited;

                  o in the event such termination occurs prior to the third
         anniversary of the consummation of the offering, 42% of such principal's Forfeitable Interests) shall be forfeited;

                  o in the event such termination occurs prior to the fourth anniversary of the consummation of the offering, 28% of such principal's Forfeitable Interests shall be forfeited; and

                  o in the event such termination occurs prior to the fifth
         anniversary of the consummation of the offering, 14% of such principal's Forfeitable Interests shall be forfeited.

                  Although Forfeitable Interests may be reallocated among the remaining principals, no Forfeitable Interests return to the Company.
         Further, the principals have the sole right to amend the terms and conditions of the Principals Agreement and neither the Company nor remaining shareholders (i.e. individuals other than the principals)
         have the ability to enforce any provision thereof or to prevent the principals from amending the Principals Agreement or waiving any forfeiture obligation.

                  The Company evaluated the Principals Agreement and determined it should account for the Forfeitable Interests in accordance with paragraph 11 of FAS 123(R), which requires that certain share-based payments between "economic interest holders" (e.g., investors, lenders and related parties) of a company to be recorded by that company as compensation. The Company also considered the guidance in the SEC's
         Staff Training Manual on escrowed shares and determined that even though the principals' Forfeitable Interests technically were not placed into escrow, the Principals Agreement imposed conditions that were virtually the same as an escrowed arrangement. Even though the example

Fortress Investment Group LLC
December 21, 2006

         provided by the SEC Staff dealt with performance conditions, the
         Company believes that current GAAP (as supported by FAS 123(R)) does not differentiate between performance and service conditions, and therefore, the guidance would also apply to arrangements with service conditions. In this connection, the Company notes that (1) the principals qualified as economic interest holders since they own the
         Company prior to entering into the Principals Agreement and completing the IPO and (2) the principals also qualified as common law employees of the Company. Compensation plans similar to this are sometimes referred to as "last man standing plans."

                 The Company was not able to overcome the presumption that the
         Forfeitable Interests subject to forfeiture are compensatory because the forfeiture conditions for vesting are tied to the principals'
         future employment with the Company and the purpose of the Principals
         Agreement is to retain the principals as key employees and officers of the Company during the first five years after its initial public offering. Therefore, the Company determined that this arrangement is for accounting purposes a recapitalization similar to a reverse stock split for the Forfeitable Interests no longer subject to forfeiture, followed by the grant of units of the Forfeitable Interests subject to service conditions.

                 The Company next assessed how it would measure and recognize compensation expense in its financial statements. Consistent with a reverse stock split, the portion of each principal's ownership that is not subject to forfeiture represents the principals' historical equity ownership and would not give rise to compensation cost. The Forfeitable
         Interest subject to service conditions would be accounted for as a compensatory share-based award. The requisite service period is the five-year vesting period identified in the Principals Agreement and therefore the fair value of the Forfeitable Interests measured at the grant date is compensation cost that would be recognized over that period. If, during the requisite service period, one or more of the principals voluntarily terminates his employment, then the forfeitable portion of that principal's Forfeitable Interest is considered forfeited under FAS 123(R) and is reallocated amongst the remaining principals creating a new award for the amounts reallocated which is measured at the then fair value. Compensation cost previously recognized for the forfeited Forfeitable Interests would be reversed and the fair value of the reallocated Forfeitable Interests would be recognized over the remaining vesting period. Any previously paid dividends, which under FAS 123(R) were recorded in equity, would be recognized as compensation expense.

                  When evaluating how to measure fair value compensation
         expense, the Company noted the exchange option of the Fortress
         Operating Group units and Class B shares into Class A shares of the
         Company, and considered whether the Unvested Equity Interests represent an equity grant in the Company or an equity grant in each Fortress
         Operating Group unit with a conversion right. In this connection, the
         Company also noted that each principal has a pro rata ownership interest in all Fortress Operating Group partnerships and the Company's
         Class B

Fortress Investment Group LLC
December 21, 2006

         shares (for example if a principal owns 10% of the Company's Class B shares, he also holds 10% of the economic interest in each Fortress
         Operating Group unit). Therefore, the Company believes that the
         Fortress Operating Group units together with the Class B Shares correspond economically to the Class A shares because (1) all of the operations occur at the Fortress Operating Group-level (i.e., the registrant is a holding company with no other independent operations or operating subsidiaries), (2) the Class B shares of the registrant incorporated in the award are not economic instruments as they have no value and do not share in any return of the registrant (i.e., the economic value of the award is contained entirely within the Fortress
         Operating Group units), (3) the right to exchange Fortress Operating
         Group units for Class A shares of the Company on a one-to-one basis,
         (4) the right of the Class B shares to vote at all shareholder meetings at which the Company's shareholders are entitled to vote on the basis of one vote per share, (5) the right of the Fortress Operating Group units to receive distributions in amounts that correspond to the dividends to be received on Class A shares, and (6) the right to participate upon a liquidation event on a corresponding basis with the holders of the Company's Class A shares in the distribution of assets of the Company. Therefore, the Company believes that the Fortress
         Operating Group units issued as part of this compensatory arrangement are in substance an economic equivalent to a grant by the Company of the Company's shares.

                  Accordingly, with respect to measuring the fair value of the
         Unvested Equity Interests, the Company believes that the price of the
         Class A shares in the IPO will be a proxy for the Fortress Operating
         Group units and Class B Shares since together they are exchangeable for
         Class A shares.

85.      We note that Fortress Operating Group used a portion of the proceeds of your new $750 million credit agreement to pay a $250 million distribution to the principals in June 2006. In addition, we note that you are using $250 million of the offering proceeds to pay down $250 million of your new $750 million credit agreement. We also note that
         Fortress Operating Group made another $42 million distribution to the principals in July 2006. In connection with the reorganization, we note that the principals are to receive another distribution of $348.6 million for a portion of receivables relating to previously earned fees. Together, the $42 million and $348.6 million distributions exceed net income for fiscal year 2005. Finally, we note that you intend to make an additional distribution to the principals with the offering proceeds. When distributions are to be paid from the proceeds of the offering, which would include using proceeds of the offering to repay debt used to make distributions prior to the offering, we believe it is appropriate to include pro forma per share data (for the latest year and current interim period) giving effect to the number of shares whose proceeds were to be used to pay the distributions. A similar presentation is appropriate when distributions exceed earnings in the current year. In this situation, pro forma per share data should give effect to the increase in the number of shares

Fortress Investment Group LLC
December 21, 2006

         which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Please revise your pro forma financial information to provide such pro forma earnings per share information. Refer to SAB Topic 1:B.3 for guidance.

                  The disclosure on pages 81-84 has been revised in response to the Staff's comment. The revision indicates where the Company will include pro forma earnings per share information giving effect to the number of shares whose proceeds are assumed to have been used to pay distributions to the principals, and on page 92 to include a footnote to explain the computation. The Company will complete the disclosure in a subsequent pre-effective amendment to the Registration Statement when share count information is available.

86.      We note that you have not reflected the tax receivable agreement with your principals, since Fortress Operating Group units held by your principals are exchangeable based on the principals' sole decision and no exchanges have occurred or are planned to occur concurrent with this offering. Please expand this disclosure to clarify for readers the nature of the impact this agreement could have on your financial statements.

                  The Company respectfully informs the Staff that because of the
         Nomura transaction, which creates a tax basis step-up that may result in tax savings subject to the tax receivable agreement, adjustments to reflect the effects of the tax receivable agreement have now been included in the pro forma balance sheet information. The Company has revised the disclosure on pages 79-80 to provide a summary description of its accounting for the tax receivable agreement arising from the
         Nomura transaction and in pro forma footnote on page 88 to explain the pro forma adjustments resulting from the tax receivable agreement.

                  The Company is continuing to consider the appropriate
         accounting for the tax receivable agreement effects related to Fortress
         Operating Group units, whether or not subject to forfeiture, that have not yet been exchanged or sold, and thus have not yet triggered an increase in tax basis of assets. Therefore, the Company has only reflected a pro forma entry for the tax receivable agreement related to the Fortress Operating Group units sold as part of the Nomura transaction. The Company believes that upon exchange or sale of the
         Fortress Operating Group units, the best measure of its liability under the tax receivable agreement is an undiscounted amount to correspond to the undiscounted FAS 109 deferred tax asset resulting from the step-up in asset value. The Company currently believes that the charge arising from the establishment of the initial liability should be accounted for in a manner consistent with the accounting for the establishment of the initial deferred tax asset under EITF 94-10, as an equity transaction with any subsequent change in both the deferred tax asset and corresponding liability under the tax receivable agreement reflected in income.

Fortress Investment Group LLC
December 21, 2006

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations, page 75
-------------------

Results of Operations on a Historical Basis, page 82
----------------------------------------------------

87.      Please expand/revise the discussion of your results of operations for each period presented to address the following items:

         o    Provide a more comprehensive analysis of the factors that impacted your revenues and other income, ensuring that you address the specific underlying causes for such changes. If necessary, you may need to identify each underlying material fund or category of funds (private equity, liquid hedge, etc) you manage and provide specific details such that an investor can clearly differentiate how and why pertinent factors impacted the related revenues and other income you have recognized in each period presented. In addition you should discuss known or anticipated trends that have and/or may continue to have on your results of operations. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the
              expectations for the future as seen through the eyes of
              management. Your discussion and analysis should explain the information that is obtainable from your financial statements and footnote disclosures and not just repeat such information.
              Examples include the following:

              o    Provide a sufficiently detailed explanation as to why an
                   event or transaction has occurred and is impacting the
                   specific line item through your discussion on a combined
                   basis and reportable segment level for each period presented.

              o    Ensure that you are explaining the majority of increases or decreases in each line item.

         o    Quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations through the use of a tabular presentation

         Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. There are many areas that we are not specifically identifying that need to have further analysis throughout your current discussion. Refer to Item 303 of Regulation
         S-K, Section 501 of the Financial Reporting Codification, and SEC
         Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

                  The disclosure throughout the MD&A section has been revised in response to the Staff's comments.

88.      Your explanation for the increase in gains from other investments indicates that it is partially attributable to an increase in value of your receivable from previously

Fortress Investment Group LLC
December 21, 2006

         earned fees. Please clarify throughout MD&A what you mean by this statement. Please refer to page 86.

                  The disclosure on page 119 has been revised in response to the
         Staff's comment in a manner which clarifies the discussion throughout management's discussion and analysis of gains attributable to the performance of investments in respect of which offshore hedge fund receivables are indexed.

Historical Liquidity and Capital Resources, page 93
---------------------------------------------------

89.      We note that for each period presented you have recognized negative operating cash flows. Please revise your discussion on pages 93 and 94 to provide a more comprehensive analysis as to why you continue to recognize negative cash flows. Your discussion should not merely repeat information that is obtainable from your financial statements. Refer to
         Item 303 of Regulation S-K and Sections 501.03 and 501.13 of the
         Financial Reporting Codification for additional guidance.

                  The disclosure on pages 125 and 126 has been revised in
         response to the Staff's comment

90.      Please disclose the extent to which Fortress Operating Group received interest in Funds for nominal or no cash outlay for each period presented.

                  The disclosure on page 125 has been revised in response to the
         Staff's comment.

Application of Critical Accounting Policies, page 94
----------------------------------------------------

Revenue Recognition on Incentive Income, page 95
------------------------------------------------

91.      Please disclose the various points in which contingencies on your recognition of incentive income become resolved.

                  The disclosure on page 128 has been revised in response to the
         Staff's comment.

92.      For the reserve you estimate related to incentive income that is included in your non-GAAP measure, distributable earnings, please state the amount of incentive income recognized and the amount of the reserve applied against such amounts by reportable segment for each period presented. Please also include a sensitivity analysis for your estimation of the reserve and clarify why for the purposes of calculated distributable earnings you determine whether the clawback reserve, as determined under GAAP, is necessary.

Fortress Investment Group LLC
December 21, 2006

                  The disclosure on pages 127-128 has been updated in response to the Staff's comment. The Company respectfully advises the Staff that it has not recognized a reserve on the collection or clawback of incentive income in the periods presented.

                  The Company supplementally advises the Staff that the analysis of whether to take an incentive income reserve is impacted significantly by the level of unrealized gains remaining in the fund.
         As the obligation to make a clawback payment only becomes due at the end of a fund, we take into account such unrealized gain on the fund's portfolio companies when evaluating the probability of clawback before a clawback is due. As described on page 144 of the Registration
         Statement, our private equity funds have embedded gains in excess of
         $7.5 billion, which puts the likelihood of a clawback as remote. Thus, due to the remote nature of the clawback, we have taken no reserve against our private equity incentive income received to date.

Valuation of Investments, page 96
---------------------------------

93.      Please substantively revise your disclosure for the following:

         o    Explanation of each of the models/techniques used to estimate fair value of the investments;

         o    Detailed discussion of the material estimates and assumptions used in each of the models;

         o    Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the investments; and

         o    A sensitivity analysis of the impact material changes in estimates and assumptions in estimating the fair value of the investments could have on the management fees and incentive income recognized and/or deferred.

         Please refer to Section 501.14 of the Financial Reporting Codification
         for guidance.

                  The disclosure on pages 128-129 has been revised in response to the Staff's comment.

94.      You indicate in your accounting policy on page F-l1 that the fair values obtained from external sources or models may be adjusted if a more accurate value can be obtained by recent trading history or by incorporating other relevant information that may not have been reflected in the pricing obtained from external sources. Please address for us the extent to which you have revised fair values obtained from external sources and your basis for such revisions.

Fortress Investment Group LLC
December 21, 2006

                  The Company respectfully informs the Staff that Fortress has revised fair values obtained from external sources based on its internal models in significantly less than 1% of its fair value estimates (based on dollars of investments). The primary reason for such revisions is the discovery that the external source based its estimate on out-of-date data, for which the Company has obtained more recent data.

                  In addition, in some cases the Company obtains fair value
         estimates or inputs from multiple external sources, in which case we generally use an average, discarding any outliers. In other cases, we may obtain both a "price" for an asset and the associated inputs used by an external source in arriving at that price. If multiple external sources use the same inputs but come to different price conclusions, we may take these inputs and put them into a Company model. If this model arrives at a price which is within the range provided by the external sources, we would use this price rather than an average.

95.      We note that the investments held by Fortress Funds, which are the basis for recognizing management fees and incentive income, are estimated by:

         o    Independent valuation agents, using their own proprietary
              valuation models,

         o    Your own proprietary valuation models with substantial market inputs,

         o    Your own proprietary valuation models that are more theoretical,
              or

         o    Market value.

         Please disclose the percentage by which the fair values of Fortress
         Funds are estimated by each of the above listed models or techniques.

                  The disclosure on page 128-131 has been revised in response to the Staff's comment

Contractual Obligations, page 98
--------------------------------

96.      Considering the significant increase in your outstanding long-term debt obligations as of June 30, 2006, please update the table to present information as of June 30, 2006. In addition, please revise footnote 5 to include your assumptions in estimating interest to be paid, as we note some of your debt obligations are at variable interest rates.

                  The contractual obligations schedule has been updated to
         present obligations as of September 30, 2006. Further, footnote 1
         (which was the "footnote 5" referred to in the Staff's comment in the
         Registration Statement as filed on November 8, 2006) has been updated to describe the assumptions used in calculating interest on these obligations.

Fortress Investment Group LLC
December 21, 2006

Qualitative and Quantitative Disclosures About Market Risk, page 98
-------------------------------------------------------------------

97.      Please substantively revise your disclosure to provide the information required by Item 305 of Regulation S-K for each of the following market risks:

         o    Purchasing of securities sold that have not yet been purchased;

         o    Fluctuation in the fair value of Fortress Funds investments;

         o    Fluctuation in interest rates for your variable debt instruments;
              and

         o    Fluctuations in exchange rates.

         Specifically, state how you manage each of the above market risks. In addition, include quantitative disclosures using one of the three prescribed methods. Refer to Section 507.02 of the Financial Reporting
         Codification for additional guidance.

                  The disclosure on pages 134-135 has been revised in response to the Staff's comments.

Industry, page 101
------------------

98.      We note your reference to statistics reported by McKinsey & Company.
         Please provide their consent in an exhibit in accordance with Rule
         436(a) of Regulation C.

                  The Company respectfully informs the Staff that the
         information referred to in Comment No. 98 was derived either from reports that are publicly available or from reports made generally available to its subscribers by the publisher, none of which was specifically prepared for or on behalf of the Company. Therefore, the
         Company does not believe that a consent is required pursuant to Rule
         436(a) of Regulation C.

Business, page 106
------------------

99.      We note the lead in sentence to the performance table on page 109 states that only "certain" of the funds are listed. Please include all your funds or explain why you only list certain of the funds. Clarify whether the principals or their affiliates will have operations or a business that is separate from the company. Are there any funds or investments that these entities will manage or control outside of the company?

                  The disclosure on page 149 has been revised in response to the
         Staff's comment.

                  The Company respectfully informs the Staff that as noted in its response to Comment No. 12 above, all of the businesses operated as a historical matter by Fortress are held by the Fortress Operating
         Group entities. The principals do not

Fortress Investment Group LLC
December 21, 2006

         control, other than via the Fortress Operating Group entities, any investment management or investment-related business. The Company respectfully informs the Staff that each of the principals maintains an investment portfolio, but these are, in each case, personal investment portfolios, not businesses that are held in common by the principals.
         In addition, the principals do not hold in any personal capacity any portion of the carried interest in, or any right to any portion of the management fees paid by, any fund that has ever been managed by
         Fortress. A central premise of the principals' decision to enable public investors to participate in Fortress's business - by creating a public company that would, through the intermediate holding companies, become a partner in the Fortress Operating Group - is that the entirety of their business interests should be owned by investment management business in which the public is, indirectly, investing.

100.     We note your table on page 112 showing information regarding your private equity funds. Please expand this table to include all your funds, including the hedge funds, and Castles to identify as applicable:

         o    the IRR or, if not a fund, a comparable performance measure,

         o    whether each fund is registered or unregistered,

         o    the general manager or investment advisor for each fund, and

         o    information regarding fees and income received.

                  The table on page 149 has been revised in response to the
         Staff's comment. In addition, the disclosure on pages 147, 152, 156 has been revised in response to the last part of the Staff's comment to reflect for each group of funds the percentage of revenues attributable to that group of funds.

                  The Company respectfully informs the Staff that, with respect to its hedge funds, whose interests are offered on a continuous basis, the Company does not disclose IRRs of those hedge funds, on a fund by fund basis. For the Staff's information, the Company supplementally includes the requested information of a fund by fund basis below.

Fortress Investment Group LLC
December 21, 2006

($ in millions)                                                                                         September 30, 2006
                                                                                              --------------------------------------
                                                                                                                        Net
                                                              Inception      Registered (1)                         Annualized
Liquid Hedge Funds                                              Date             (Y/N)                  AUM (2)     Returns (3)
------------------------------------------------------------------------------------------------------------------------------------

      Global Macro LP (4)                                      Jun-02              N          $            401         14.0%
      Global Macro LTD (4)                                     Jun-02              N                     4,004         14.2%
                                                                                              ----------------- --------------------
      Subtotal - Global Macro Funds                                                           $          4,405         14.2%
                                                                                              ----------------- --------------------

      Relative Value Fund LP (5)                               Feb-05              N          $             30         2.6%
      Relative Value Fund LTD (5)                              Feb-05              N          $            130         2.7%
                                                                                              ----------------- --------------------
        Subtotal - Relative Value Funds                                                       $            160         2.7%
                                                                                              ----------------- --------------------
        Total Liquid Hedge Funds                                                              $          4,565         13.3%
                                                                                              ----------------- --------------------

Hybrid Hedge Funds
------------------------------------------------------------------------------------------------------------------------------------
      Special Opportunities LP (6)                             Aug-02              N          $          4,022         13.8%
      Special Opportunities LTD (6)                            Aug-02              N                       540         13.3%
                                                                                              ----------------- --------------------
        Subtotal - Special Opportunities Funds                                                $          4,562         13.7%
                                                                                              ----------------- --------------------

      Fortress Partners Fund                                   Jul-06              N          $            261         14.6%
                                                                                              ----------------- --------------------
        Total Hybrid Hedge Funds                                                              $          4,823         13.7%
                                                                                              ----------------- --------------------

(1)  Registered as an investment company under the Investment Company Act of
     1940.
(2)  "AUM" is assets under management as of September 30, 2006.
(3)  The net annualized returns are as of September 30, 2006, and reflect monthly returns for a "new issue eligible" investor investing in the funds at their inception net of all fees and expenses borne by the fund.
     Allocation of new issues to new issue elig
(4)  Managed by Drawbridge Global Macro Advisors LLC. Drawbridge Global Macro
     Advisors LLC and each of the other investment management entities referred to in this table are subsidiaries of the Operating Entities.
(5)  Managed by Drawbridge Relative Value Advisors LLC.
(6)  Managed by Drawbridge Special Opportunities Advisors LLC.

101.     Please discuss the key man provisions contained in some of your funds.

                  The disclosure on page 31-32 has been revised in response to the Staff's comment.

102.     Describe how you fund your direct equity investments.

                  The disclosure on pages 125 and 142 has been revised in
         response to the Staff's comment.

103.     Explain how you structure the funds and how initial capital commitments are determined and funded. Do the principals, the company or their affiliates directly invest in the funds or do they use carried interest? If they use direct investments, how are they funded? As appropriate, please also address this comment under the Liquidity and
         Capital Resources section in MD&A.

                  The disclosure on pages 125 and 142 has been revised in
         response to the first part of the Staff's comment.

Fortress Investment Group LLC
December 21, 2006

                  The Company respectfully informs the Staff that the Company's initial minimum capital commitments to private equity funds are generally set forth in the private placement memorandum used to offer interests in the applicable fund to prospective investors. Investors are not generally inclined to make substantial commitments to a fund in respect of which a general partner makes less than a 1.5% capital commitment, and that amount is the standard amount set forth in offering documents for the Company's main private equity funds as the minimum capital commitment that will be made by the general partner and its affiliates. By way of example, in the case of the Company's most recent private equity fund, Fund IV, that amounts to a $45 million minimum initial capital commitment. The Company determines whether to make capital commitments to its private equity funds in excess of its minimum required amounts based on a variety of factors, including estimates regarding the Company's liquidity over the estimated time period during which commitments will have to be funded, estimates regarding the amounts of capital that may be appropriate for other funds which the Company is in the process of raising or is considering raising, and the Company's general working capital requirements.

                  The Company respectfully informs the Staff that substantially all of the Company's principal investments in the Fortress Funds, whether made directly by one or another of the Fortress Operating Group entities, are funded directly with cash, and not with carried interest.
         The Company does not hold any principal investments in the funds other than through the Fortress Operating Group entities. As indicated in the response to Comment 12 above, the principals do not own any portion of the carried interest in any fund personally; accordingly, their personal investments in the funds are funded directly with cash.

104.     Describe the material terms of your material agreements, such as your investment management agreements.

                  The disclosure throughout the "Business" section has been
         revised in response to the Staff's comment. The Company respectfully informs the Staff that the central terms of its management agreements relate to the fee and, in the case of hedge funds, liquidity (i.e., lock-up, redemption) provisions of the funds we manage, which are generally described in the Registration Statement for significant funds.

105.     Describe the legal remedies, whether by agreement or otherwise, that investors or the funds have against the company, the principals or their affiliates to recover losses related to misrepresentation, fraud or poor investments.

                  The disclosure on page 35 has been revised in response to the
         Staff's comment.

Fortress Investment Group LLC
December 21, 2006

Legal Proceedings, page 123
---------------------------

106.     Please disclose the name of the court in which the proceeding is pending, the principal parties thereto, and describe in greater detail the factual basis alleged to underlie the proceeding. See Item 103 of
         Regulation S-K.

                  The disclosure on page 162 has been revised in response to the
         Staff's comment.

Management, page 124
--------------------

107.     Please briefly describe the terms of the shareholders agreement in the first paragraph and clarify your disclosure that each director is elected by your shareholders.

                  The Company respectfully informs the Staff that directors will be elected by a plurality of the votes cast by holders of our Class A shares and Class B shares, voting as a single class, for a particular position.

                  The disclosure on page 164 has been revised in response to the
         Staff's comment.

108.     Please explain to us how a majority of your directors will be considered independent given that the shareholders agreement requires that six out of the eleven directors will be designated by the principals.

                  The Company respectfully informs the Staff that a majority of the eleven-member board of directors, including at least one of those designated by the principals, will consist of persons who satisfy the independence requirements of Section 303A.02 of the NYSE Listed Company
         Manual. Once the directors have been so designated, the Company will make the required disclosure of the board's determination that each
         "independent" director has no material relationship with the Company.

109.     Please tell us how you intend to structure your board. Do you intend to use the five existing director positions held by the principals as part of the six directors the principals can designate or do the principals intend to designate six additional new directors in addition to their positions on the board?

                  The Company respectfully informs the Staff that the principals intend to designate themselves, plus one additional person who will qualify as an independent director under applicable regulations, as the six directors that the principals are permitted to so designate under the shareholders agreement.

Fortress Investment Group LLC
December 21, 2006

110.     Please also include each principal's employment title at the company in the position column. Please disclose whether any of these positions, other than the chief executive officer position already disclosed, are executive officer positions. For example, if the principals are employed as principals, please clarify whether this is their executive officer position.

                  The Company will make further disclosures about the employment title and related information with respect to each principal in a subsequent amendment to the Registration Statement.

111.     Please explain why you intend to also issue class B shares under the equity incentive plan since they have no economic value. Also disclose what type or class of employees, directors or key persons would receive such shares.

                  The disclosure on page 172 has been revised in response to the
         Staff's comment. In addition, the Company respectfully refers the Staff to the Company's response to Comment No. 50.

Certain Relationships and Related Party Transactions, page 133
--------------------------------------------------------------

112.     It appears that some of the related party transaction disclosure in the financial statement footnotes is not disclosed in this section. Please revise or explain why this disclosure is not required.

                  The Company has revised the disclosure on pages 180-181 in response to the Staff's comment.

113.     We note that under the Shareholders Agreement with the principals, the principals have registration rights with respect to the Fortress
         Investment Group Holdings LLC securities that they own. Based on the pro forma financial statements, it does not appear that you are going to recognize the registration rights as a derivative that is marked-to-market each reporting period. As such, citing relevant accounting literature, please tell us how you intend to account for the registration rights, including your consideration of SFAS 133 and EITF
         00-19.

                   The Company respectfully informs the Staff that it does not believe that the registration rights should be accounted for as derivatives under SFAS 133 because the registration rights arrangement does not require a transfer of consideration (payment) in the event the
         Company is unable to file or have declared effective a registration statement or have the registration statement remain effective for a specified period (e.g., liquidated damages). (The same is true, mutatis mutandis, in respect of the registration rights granted to Nomura).
         Since there are no penalties associated with the failure to register the sale of the shares, the Company does not believe there is a derivative liability that needs to

Fortress Investment Group LLC
December 21, 2006

         be bifurcated and accounted separately from the Fortress Operating
         Group unit. In addition, there does not appear to be a notional amount, nor does the underlying cost of registration appear to be a financial asset nor does the contract provide a mechanism for net settlement.
         Therefore, the Company evaluated the registration rights and the
         Fortress Operating Group units as a single financial instrument for purposes of assessing SFAS 133 and EITF 00-19. That assessment resulted in our conclusion that the Fortress Operating Group units and their associated registration rights should be accounted for as equity of the
         Fortress Operating Group and non-controlling interests in
         consolidation.

Description of Indebtedness, page 139
-------------------------------------

114.     Please describe in greater detail the material financial covenants in your credit agreement.

                  The disclosure on pages 185 and 186 has been revised in
         response to the Staff's comment.

Description of Shares, page 140
-------------------------------

115.     Please also include a description of the units and the operating agreement for the Fortress Operating Group since you are dependent upon distributions from the operating group to pay dividends, taxes and other expenses.

                  The disclosure on pages 196 and 199 has been revised in
         response to the Staff's comment.

Amended and Restated Operating Agreement, page 142
--------------------------------------------------

116.     Please describe how the operating agreement modifies the duties of your officers and directors.

                  Please see the Company's response to Comment No. 45.

Material U.S. Federal Income Considerations, page 152
-----------------------------------------------------

117.     If you are filing a short-form tax opinion, please clarify that this disclosure is the opinion. We may have further comments after reviewing your response.

                  The Company respectfully submits to the Staff that the
         disclosure in the section "Material U.S. Federal Tax Considerations"
         is, itself, not an opinion, but rather a summary of the material income tax considerations relating to an investment in Class A shares. The disclosure in such section, however, has been revised in two significant ways: (i) to make clear it summarizes all rather than

Fortress Investment Group LLC
December 21, 2006

         only certain of the material U.S. federal income tax considerations relating to an investment in Class A shares; and (ii) to make clear that Skadden, Arps, Slate, Meagher & Flom LLP will issue an opinion concluding that the Company will be treated as a partnership for U.S.
         federal income tax purposes.

118.     Please revise the first sentence to reflect that the discussion summarizes material tax considerations.

                  The disclosure on page 203 has been revised in response to the
         Staff's comment.

119.     You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. If doubt exists because of a lack of authority addressing the tax consequences, please explain why counsel cannot give a "will" opinion, describe the degree of uncertainty in the opinion and provide risk factor disclosure setting forth the risk to investors. Alternatively, please delete words such as
         "we believe," "we expect," "we anticipate" or "the discussion assumes"
         that we will be treated as a partnership for federal income tax purposes or words that describe tax consequences "generally."

                  The disclosure in the section "Material U.S. Federal Tax
         Considerations" has been revised in response to the Staff's comment. We have deleted words such as "we believe," "we expect," "we anticipate,
         "the discussion assumes," and words that describe tax consequences generally. The Company respectfully submits to the Staff that, in certain circumstances, the use of the term generally has been retained because the tax rule which is being summarized contains an immaterial exception, or an exception that is discussed within the body of the disclosure. The Company respectfully submits to the staff that, in certain limited circumstances, the use of the phrase "we expect" have been retained to indicate a situation where we will attempt to achieve a specific tax result based upon a particular factual situation. We respectfully submit that it is important to indicate the expected result but also note the consequences if such expectations are not achieved, which is also fully disclosed. In addition, concerning the central tax issue of importance to the Company, the disclosure has been revised to indicate that an opinion of Skadden, Arps, Slate, Meagher &
         Flom LLP will be received concluding that the Company will be treated as a partnership for U.S. federal income tax purposes.

Where You Can Find More Information, page 170
---------------------------------------------

120.     Please remove the language in the middle of the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the application form.

Fortress Investment Group LLC
December 21, 2006

                  The disclosure on page 222 has been revised in response to the
         Staff's comment.

General - Financial Statements
------------------------------

121.     Please include audited financial statements for the registrant,
         Fortress Investment Group Holdings LLC. Refer to Item 11 of Form S-1
         for guidance.

                  The disclosure on pages F-72 and F-73 has been revised in
         response to the Staff's comment to include audited financial statements for the registrant, Fortress Investment Group Holdings LLC, which are comprised of a balance sheet at the date of formation. As indicated in our response to Comment No. 1, we intend to change the name of the registrant to "Fortress Investment Group LLC" prior to the completion of the offering.

122.     Please provide updated financial statements and related disclosures for the interim period ended September 30, 2006, as required by Rule 3-12 of Regulation S-X.

                  The Registration Statement has been revised in response to the
         Staff's comment.

123.     We note that Fortress is in the process of finalizing its acquisition of RailAmerica for $1.1 billion. Please tell us supplementally and provide disclosures regarding this transaction. Specifically, tell us which entity is purchasing RailAmerica, whether the acquiring entity is consolidated or unconsolidated in Fortress Operating Group, and whether you intend to include financial statements for this acquisition in accordance with Rule 3-05 of Regulation S-X and pro forma financial statements in accordance with Article 11 of Regulation S-X. If you do not intend to provide Rule 3-05 of Regulation S-X financial statements, please provide us with your analysis for such determination. If you do provide Rule 3-05 of Regulation S-X financial statements, please provide us with the significance tests.

                  The Company respectfully informs the Staff that, as indicated
         in the response to Comment No. 15 above, RailAmerica was acquired not by Fortress Investment Group, but by Fund IV, managed by Fortress, which, until its deconsolidation is effected, remains an investment company subsidiary of Fortress under GAAP. Fund IV will account for its investment in the securities of RailAmerica as a portfolio investment at fair value, following specialized investment company accounting for investment companies. The AICPA Audit and Accounting Guide: Investment
         Companies (the "Investment Company Guide") paragraph 7.04 provides that, "... consolidation or use of the equity method of accounting by an investment company of a non-investment company

Fortress Investment Group LLC
December 21, 2006

         investee is not appropriate." Instead, investment companies account for investments in securities of portfolio companies at fair value with changes in fair value included in results of operations. Accordingly,
         Fund IV does not account for its acquisition of portfolio company securities as a purchase business combination. When consolidating Fund
         IV, Fortress retains its specialized accounting principles in accordance with EITF Issue No. 85-12, Retention of Specialized
         Accounting for Investments in Consolidation. The nature of the purchase of RailAmerica is to be made in the ordinary course of business of
         Fortress Investment Group's subsidiary investment company, Fund IV.

                  Rule 3-05 of Regulation S-X requires financial statements to be furnished for material acquisitions if "[c]onsummation of a business combination accounted for as a purchase has occurred or is probable
         (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method)." The Company believes that Rule 3-05 is not applicable to purchases of portfolio company securities by investment companies as those purchases are not "business combinations accounted for as a purchase." Article 11 pro forma financial information "need not be presented ... if separate financial statements of the acquired business are not included in the filing [pursuant to Rule 3-05]." Accordingly, the Company also believes pro forma financial information is not required.

124.     We note that Fortress has agreed to purchase Champion Mortgage's origination platform from KeyCorp. Please tell us more about this transaction. Specifically, tell us and provide disclosures regarding which entity intends to purchase this entity, whether the acquiring entity is consolidated or unconsolidated in Fortress Operating Group, the estimated purchase price, and whether you intend to include financial statements for this acquisition in accordance with Rule 3-05 of Regulation S-X and pro forma financial statements in accordance with
         Article 11 of Regulation S-X. If you do not intend to provide Rule 3-05 of Regulation S-X financial statements, please provide us with your analysis for such determination. If you do provide Rule 3-05 of
         Regulation S-X financial statements, please provide us with the significance tests.

                  As indicated in the response to Comment No. 15 above, Champion
         Mortgage's loan origination platform was acquired not by Fortress
         Investment Group, but by a portfolio company of certain of Fortress's private equity funds (Fund III and Fund IV). The Funds will account for this investment at fair value as a portfolio investment (or as an increase in the value of an existing portfolio investment), following specialized investment company accounting for investment companies. The
         Investment Company Guide, paragraph 7.04 provides that, "...
         consolidation or use of the equity method of accounting by an investment company of a non-investment company investee is not appropriate." Instead, investment companies account for investments in securities of portfolio

Fortress Investment Group LLC
December 21, 2006

         companies at fair value with changes in fair value included in results of operations. Accordingly, the Funds do not account for their acquisition of portfolio company securities as a purchase business combination. When consolidating the Funds, Fortress retains the specialized accounting principles in accordance with EITF Issue No.
         85-12. The nature of the purchase of Champion Mortgage's loan origination platform is to be made in the ordinary course of business of Fortress Investment Group's subsidiary investment companies, Fund
         III and Fund IV.

         For the reasons set forth in its response to Comment No. 123, the
         Company believes no pro forma financial information is required.

Fortress Operating Group (Limited Liability Companies) for the Fiscal Year Ended
--------------------------------------------------------------------------------
December 31, 2005, page F-2
---------------------------

Combined Income Statements, page F-4
------------------------------------

125.     Please help us to understand the appropriateness of your presentation of the line item deferred incentive income after "Income Before
         Deferred Incentive Income, Non-Controlling Interests in Income of
         Consolidated Subsidiaries and Income Taxes."

         o    It is unclear to us why this presentation is necessary given your accounting policy of not recognizing incentive income prior to the resolution of all contingencies. Please advise.

         o    Notwithstanding the above bullet, help us to understand the appropriateness of your income statement presentation.
              Specifically address whether this presentation is a result of recognizing certain incentive income gross rather than net. If so, refer to EITF 99-19 and address the appropriateness of this presentation.

         o    It appears to us that this presentation may result in a non-GAAP measure as contemplated by Item 10(e) of Regulation S-X. If so, it is unclear to us that you should present this measure on the face of your statement of operations. Please advise.

         o    For further clarification, please provide us with the journal entries related to your recognition of deferred incentive income, including those that resulted in the adjustment for deferred incentive income presented after "Income Before Deferred Incentive
              Income, Non-Controlling Interests in Income of Consolidated
              Subsidiaries and Income Taxes."

         o    Provide a detailed rollforward of the activities within your deferred incentive income liability. Provide a discussion of how and when you determine the recognition of deferred incentive income upon resolution of all contingencies.

Fortress Investment Group LLC
December 21, 2006

                  The Company earns incentive income subject to clawback
         contingencies. The accounting policy we have adopted for incentive income is Method 1 under EITF Topic D-96 ("D-96 Method 1"), whereby all incentive income is deferred until the related contingencies are resolved. On an unconsolidated basis, we implement D-96 Method 1 by not accruing incentive income until the clawback contingency is resolved and, when we receive a cash distribution of incentive income from a fund before resolution of the clawback contingency, recording a deferred incentive income liability. However, implementing D-96 Method
         1 for consolidated funds is not as straight forward because the gross income of these entities is included in the Company's consolidated income statements. The question we faced in preparing our financial statements was how to treat the portion of this gross income which theoretically would be allocated to the Company as incentive income in the future. We developed two alternative views.

                  Under the first view, this portion of the gross income would simply be treated as pertaining to the non-controlling interests (a reduction of income and a mezzanine liability/equity credit) until such time as the clawback contingency is resolved. Under this view, the non-controlling interests on the balance sheet would be overstated
         based on a hypothetical liquidation at book value because, under such a scenario, the unrecognized incentive income portion of the gross income should be allocated to the Company. In other words, under this view our selected accounting method for incentive income conflicts with the proper accounting for non-controlling interests.

                  Under the second view, this portion of the gross income would be treated as pertaining to the Company but deferred until such time that it became recognizable, by reducing income under the caption
         "Deferred Incentive Income" and increasing the liability recorded for deferred incentive income. We, along with our auditors, felt that this method was more appropriate because it properly states the income and equity of both the Company and the non-controlling interests.

                  The only other option is to assume that D-96 Method 1 does not pertain to incentive income from consolidated entities. Under this scenario, our net income on a consolidated and unconsolidated basis would differ, and this could result in recognizing such income twice -
         once on a gross basis prior to deconsolidation and secondly on a net basis upon resolution of the clawback contingencies subsequent to deconsolidation. This clearly would not be proper.

                  The Company does not believe the method we chose results in the presentation of a non-GAAP measure as we believe that the presentation of the deferred incentive income along with the non-controlling interests in income of consolidated subsidiaries is
         GAAP. Although we believe it should not be recorded as belonging to the non-controlling interests for the reasons enumerated above, we

Fortress Investment Group LLC
December 21, 2006

         do believe that it should be eliminated from net income until such time as the clawback contingencies are resolved, in a manner similar to recording the non-controlling interests in net income. As such, presenting these two income statement items together seems appropriate.
         Furthermore, the gross income to which this portion relates is spread through each section of the income statements and applying this reduction of income to any one particular section would not appear to appropriately match the items.

                  The Company notes that our incentive income liability has been impacted by only two types of entries: 1) incentive income distributions received, and 2) the entries discussed above. A discussion of how and when we determine the recognition of deferred incentive income upon resolution of all contingencies has been added to our critical accounting policies in response to Comment No. 91.

         The following provides an example of the journal entries related to the recognition of deferred incentive income and the effect that the consolidation of the funds have thereon.

Fortress Investment Group LLC
December 21, 2006

         Example:

         Income statement of Fund A for the year ended December 31, 2005

         Revenue                           $       200
         Expense                                  (100)
                                            ----------
         Net income                         $       100
                                            ===========

         |X|  FOG as the investment manager is allocated 20% of the net income,
              $20, as promote fees allocation (FOG in its separate company financial statements defers this promote fee under Method 1 of
              EITF Topic D-96).

         |X|  FOG as the GP is allocated $1 and the LPs are allocated $79 of income after the promote allocation.

         |X|  FOG, on a stand-alone basis, records $1 as earnings from equity method investees.

                     GP's promote fees              $       20
                     GP's allocated income                   1
                     LPs' allocated income                  79
                                                    ----------
                     Total                          $      100
                                                    ==========

         Consolidation of income statement:

                                                                         Consolidation &
                                             FOG          Fund A           Elimination           Consolidated
                                          -----------    ----------    --------------------    -----------------

        Revenue                                 $  1         $ 200               $     (1)               $  200
        Expense                                    -         (100)                       -                (100)
        Deferred incentive income                  -             -                    (20)                 (20)
        Minority interest                          -             -                    (79)                 (79)
                                          -----------    ----------    --------------------    -----------------
        Net income                              $  1         $ 100               $   (100)               $    1
                                          ===========    ==========    ====================    =================

         As requested, a rollforward of the deferred incentive income liability is as follows:

         (dollars in millions)

         Balance at December 31, 2003                              $       36.7
         Expense for the year ended December 31, 2004                     104.6
                                                                   ------------
         Balance at December 31, 2004                                     141.3
         Expense for the year ended December 31, 2005                     444.6
                                                                   ------------
         Balance at December 31, 2005                                     585.9
         Expense for the nine months ended September 30, 2006             475.6
                                                                   ------------
         Balance at September 30, 2006                             $     1,061.5
                                                                   =============

Fortress Investment Group LLC
December 21, 2006

Combined Statements of Cash Flows, page F-6
-------------------------------------------

126.     We note that you do not include cash held at consolidated subsidiaries as a cash and cash equivalents for the purposes of presenting your statement of cash flows because these funds are not available to fund the general liquidity needs of Fortress. Please refer to SFAS 95 and tell us your basis for this presentation.

                  The Company respectfully notes that its statements of cash flows present all of its cash flow activities, including cash flows related to cash held at consolidated subsidiaries, as this most accurately reflects the cash flow activities of the Company on a consolidated basis.

                  However, the cash held at consolidated subsidiaries is not presented with cash and cash equivalents on the face of the balance sheets, or in the beginning or ending balances of cash and cash equivalents in the statements of cash flows, because it is not freely available to fund the general liquidity needs of the Company, including dividends but rather is property of the relevant fund and, upon distribution, substantially belongs to the investors. The Company receives only the fees it earns from these subsidiaries, as well as its portion of the distributions made by these subsidiaries, and the timing and amount of these payments is not wholly under the control of the
         Company.

                  The Company notes that ARB 43 states that cash which is
         "restricted as to... use for other than current operations" should be excluded from current assets and that SFAS 95 relates only to cash and cash equivalents designated as such on the balance sheet (paragraph 7).
         While the cash held at these consolidated funds is freely usable by them for their own cash needs (i.e. it is not legally restricted by debt covenants, foreign governments or the like), it is not available for the general current operations of the Company. As such, we believe our presentation best reflects both our cash flows (on a consolidated basis) and the cash and cash equivalents available to satisfy the liquidity needs of the Company.

127.     Please reconcile undistributed earnings from equity method investees reflected in your cash flows from operations for each period presented to earnings from equity method investees on your combined income statements.

                  The Company respectfully sets forth below a reconciliation of undistributed earnings from equity method investees as presented on our combined statements of cash flows to earnings from equity method investees as presented on our combined income statements for the years ended December 31, 2005, 2004 and 2003, and for the nine months ended
         September 30, 2006 and 2005.

Fortress Investment Group LLC
December 21, 2006

                       Reconciliation of Undistributed Earnings to Earnings from Equity Method Investees
                       ---------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            For the nine months  For the nine months
                                For the year ended  For the year ended  For the year ended         ended               ended
     Description                December 31, 2005   December 31, 2004   December 31, 2003    September 30, 2006  September 30, 2005
-----------------------------------------------------------------------------------------------------------------------------------

Undistributed earnings from
equity method investees               $ 2,158             $ 8,851                  $ -                  $ -           $ 1,823

(+) Dividend distributions from
equity method investees:                7,908               4,889                5,116                7,057             6,821

(+) Redemptions from the CDO
Vehicles                                  399                 876                  124                  572               371

(-) Distributions of capital
from equity method investees
in excess of earnings                                                             (478)              (4,217)

-----------------------------------------------------------------------------------------------------------------------------------
Earnings from equity method
investees                            $ 10,465            $ 14,616              $ 4,762              $ 3,412           $ 9,015
===================================================================================================================================

128.     We note that you have classified the distribution of shares and options as a non-cash investing and financing activity. Please tell us more about these distributions and their related accounting in your financial statements.

                  The Company respectfully informs the Staff that distributions of shares and options represent non-cash distributions to the principals of shares and options held by the Company in Newcastle and
         Newcastle Investment Holdings LLC ("NIH").

                  The distributions to the principals during the years ended
         December 31, 2005 and 2004, and the nine months ended September 30,
         2005, were made pro rata to the principals based upon their respective ownership percentages in the Company. The Company accounted for such distributions by crediting its investments in Newcastle and NIH for the recorded book value of the shares and options distributed and by recording a charge to members' equity for the same amount.

                  This accounting treatment is based upon the guidance in
         paragraph 23 of APB 29, Accounting for Nonmonetary Transactions ("APB
         29"), which states, "Accounting for the distribution of nonmonetary assets to owners of an enterprise in a spin-off...should be based on the recorded amount... of the nonmonetary assets distributed. A pro rata distribution to owners of an enterprise of shares of a subsidiary or other investee company that has been or is being consolidated or that has been or is being accounted for under the equity method is to be considered to be equivalent of a spin-off."

                  The distributions during the year ended December 31, 2003, were made only to one former principal of the Company in connection with his existing partnership and were not on a pro rata basis. The
         Company accounted for such distributions at fair value by recording a credit to its investments in Newcastle and NIH for the recorded book value of the shares and options distributed, a debit to members' equity for the fair value of the shares and options distributed, and a credit to earnings to recognize a gain for the appreciation in value of the securities up to the dates of the distributions.

Fortress Investment Group LLC
December 21, 2006

                  The accounting treatment for the 2003 distributions is also based upon the guidance in paragraph 23 of APB 29, which states, "Other nonreciprocal transfers of nonmonetary assets to owners should be accounted for at fair value if the fair value of the nonmonetary asset distributed is objectively measureable and would be clearly realizable to the distributing entity in an outright sale at or near the time of distribution."

1. Organization and Basis of Presentation, page F-7
---------------------------------------------------

129.     We note Fortress Operating Group is a combination of eight entities under common control and management. Please tell us whether there are any other entities that are also under the same common control and management as these eight entities. For each entity being excluded, please provide us with a brief description of this entity, including the operating results. If there are any affiliated Fortress entities that are not include in the Fortress Operating Group, explain to us what criteria was used to include, or exclude any particular entity.

                  The Company respectfully informs the Staff that as noted in its response to Comment No. 12 above, all of the businesses operated as a historical matter by Fortress are held by the Fortress Operating
         Group entities. The principals do not control, other than via the
         Fortress Operating Group entities, any investment management or investment-related business. The Company respectfully informs the Staff that each of the principals maintains, as might be expected, an investment portfolio, but these are, in each case, personal investment portfolios, not businesses that are held in common by the principals, and none of the principals owns personally any interest in any third party alternative asset manager. In addition, the principals do not hold in any personal (or family trust or similar) capacity any portion of the carried interest in, or any right to any portion of the management fees paid by, any fund managed by Fortress. A central premise of the principals' decision to enable public investors to participate in Fortress's business - by creating a public company that would, through the intermediate holding companies, become a partner in the Fortress Operating Group - is that the entirety of their business interests should be owned by investment management business in which the public is, indirectly, investing.

130.     Given your statement on page 1 that "Fortress Operating Group will continue to own all of the businesses created by Fortress since 1998,"
         we assume that your presentation of these combined financial statements includes all of the historical costs of each of these entities'
         businesses, including those they may have been incurred by affiliates on the entities' behalf. Refer to SAB Topic 1:B.l for additional guidance. If any of the costs of these entities were allocated, please disclose the method by which such costs were allocated, including all of the other disclosures required by Question 2 of SAB Topic 1:B.1.

Fortress Investment Group LLC
December 21, 2006

                  The Company respectfully informs the Staff that all of the historical costs and expenses of all of the combined businesses created by us since inception have been included in the Company's combined financial statements. Therefore, none of the costs or expenses included in the combined financial statements resulted from allocations.

2. Summary of Significant Accounting Policies, page F-7
-------------------------------------------------------

Basis of Accounting, page F-7
-----------------------------

131.     Please provide us with your significance tests for each period presented for each entity that is accounted for under equity method of accounting in determining whether separate financial statements are required in accordance with Rule 3-09 of Regulation S-X.

                  The Company respectfully informs the Staff that the
         significance tests for each period presented for each entity accounted for under the equity method are presented below. All of the Company's investees accounted for under the equity method are less than majority held. All amounts have been presented in thousands.

         Significance Thresholds under Rule 3-09 of Regulation S-X. The income for each period tested was greater than the average for the previous five periods. The materiality thresholds are as follows:

        Company's Combined Total Assets:      20% Threshold:   Company's Combined Pre-Tax Income:          20% Threshold:
        --------------------------------      --------------   ----------------------------------          --------------

        As of September 30, 2006  $18,497,040  $  3,699,408    Pre-tax income for the nine months ended:
        As of December 31, 2005    11,863,938     2,372,788        9/30/2006:         $ 167,549                  $ 33,510
        As of December 31, 2004     5,796,733     1,159,347        9/30/2005:            42,142                     8,428

                                                                Pre-tax income for the year ended:
                                                                   12/31/2005:        $202,301                     40,460
                                                                   12/31/2004:         117,838                     23,568
                                                                   12/31/2003:          41,766                      8,353

INVESTMENT TEST:                                         September 30, 2006          December 31, 2005         December 31, 2004
----------------                                      -------------------------  ------------------------- -------------------------
                                                      Equity method       % of   Equity method       % of  Equity method       % of
                                                       Investment        Assets   Investment        Assets  Investment        Assets
                                                      ----------------  -------  ----------------  ------- ----------------  -------

              Fortress Funds:
                  Newcastle Investment Holdings, LLC:         $ 7,254     <0.1%          $ 9,736     0.1%          $ 3,699     0.1%
                          Newcastle Investment Corp.:          13,857      0.1%           12,979     0.1%           12,058     0.2%
                          Eurocastle Investment Ltd.:          12,072      0.1%           12,061     0.1%           14,650     0.3%

              Other Equity Method Investees Combined:
                  CDO Vehicles and Managed Accounts:            3,292     <0.1%            2,825    <0.1%            1,818    <0.1%

                                                      ----------------           ----------------          ----------------
              Total:                                         $ 36,475                   $ 37,601                  $ 32,225

Fortress Investment Group LLC
December 21, 2006

                                                           Nine months ended September 30,
                                                -----------------------------------------------------
                                                          2006                       2005
                                                -------------------------  --------------------------
                                                                 % of                        % of
                                                  Earnings      Income       Earnings       Income
                                                -------------  ----------  -------------  -----------

Fortress Funds:
            Newcastle Investment Holdings, LLC:      $ 1,256      0.7%          $ 5,562     13.2%
                    Newcastle Investment Corp.:        2,030      1.2%            1,775      4.2%
                    Eurocastle Investment Ltd.:          (84)    <0.1%            1,468      3.5%

CDO Vehicles:
  Fortress Credit Opportunities Holdings I, LP:           87      0.1%               88      0.2%
          Fortress Credit Opportunities II, LP:           77     <0.1%               94      0.2%
        Fortress Credit Funding Holdings I, LP:           19     <0.1%                3     <0.1%
                Fortress Credit Funding II, LP:            2     <0.1%                4     <0.1%
          Fortress Credit Investments II, Ltd.:            9     <0.1%
           Fortress Credit Investments IV Ltd.:            3     <0.1%

Managed Accounts:
                                           DBN:           13     <0.1%               21     <0.1%

                                                -------------             -------------
Total:                                               $ 3,412                    $ 9,015

                                                             Year ended December 31,
                                                 --------------------------------------------------------------------------------
                                                           2005                        2004                       2003
                                                 --------------------------  -------------------------- -------------------------
                                                                   % of                        % of                      % of
                                                   Earnings       Income       Earnings       Income      Earnings      Income
                                                 --------------  ----------  -------------- ----------- -------------  ----------

Fortress Funds:
            Newcastle Investment Holdings, LLC:        $ 6,091      3.0%           $ 8,448     7.2%          $ 1,421      3.4%
                    Newcastle Investment Corp.:          2,419      1.2%             5,046     4.3%            3,303      7.9%
                    Eurocastle Investment Ltd.:          1,710      0.8%               900     0.8%              (10)    <0.1%

CDO Vehicles:
  Fortress Credit Opportunities Holdings I, LP:            100     <0.1%                75     0.1%               19     <0.1%
          Fortress Credit Opportunities II, LP:            107      0.1%                72     0.1%               19     <0.1%
        Fortress Credit Funding Holdings I, LP:              4     <0.1%
                Fortress Credit Funding II, LP:              6     <0.1%
          Fortress Credit Investments II, Ltd.:
           Fortress Credit Investments IV Ltd.:

Managed Accounts:
                                           DBN:             28     <0.1%                75     0.1%               10     <0.1%

                                                --------------              --------------             -------------
Total:                                                $ 10,465                    $ 14,616                   $ 4,762

132.     We note that you are consolidating four Feeder Funds that invest through Master Funds, which are not consolidated. Please tell us how you determined it was appropriate to consolidate these Feeder Funds based on their pro-rata share of the related Master Funds, including the authoritative literature that supports your accounting. Please also tell us how you determined the associated Master Funds are not required to be consolidated.

                  These four consolidated Feeder Funds follow the specialized master-feeder accounting prescribed by the Investment Company Guide.
         The Company has retained this specialized accounting in consolidation in accordance with Emerging Issue Task Force 85-12, "Retention of
         Specialized Accounting for Investments in Consolidation," ("EITF
         85-12").

                  In accordance with the master-feeder accounting described in the Investment Company Guide, a "feeder fund's statement of assets and liabilities shows an investment in the master fund" (paragraph 5.35)
         while the feeder fund's "statement of operations reports details of the feeder fund's allocated share of net investment income from the master fund... (and) also reports separately the feeder's allocated share of the master fund's realized and unrealized gains and losses" (paragraph
         5.38).

                  This effectively results in the feeder having a fair value equity method investment in the master for balance sheet purposes, but a pro rata consolidation of the master fund's income statement. The
         Company has retained this specialized accounting in consolidation, and therefore, has reflected its interests in the master funds in this manner.

Incentive Income, page F-9
--------------------------

133.     We note your statement that deferred incentive income liability represents distributed and undistributed incentive income from consolidated Fortress Funds and also distributions of incentive income from the unconsolidated Fortress

Fortress Investment Group LLC
December 21, 2006

         Funds. Tell us why it is necessary to recognize a deferred incentive income liability for undistributed incentive income. Differentiate the deferred incentive income liability related to your consolidated versus your unconsolidated funds. In this regard, we note that the amount of incentive income being eliminated on the combined income statement is the increase in the deferred incentive income liability. Furthermore, your disclosure on page F-17 indicates that deferred incentive income relates only to consolidated private equity funds. Please clarify your disclosure.

                  The Company respectfully refers the Staff to our response to
         Comment No. 125 regarding the need to recognize a deferred incentive income liability for undistributed incentive income of a consolidated fund.

                  For all periods presented, the deferred incentive income
         liability for undistributed amounts relates only to consolidated
         Fortress Funds. This can be determined from the tables on pages F-19 and F-61. Upon deconsolidation, this accounting convention will no longer be required. We have revised our disclosure on page F-10 to clarify this.

134.     We note that you recognize incentive income from certain of your
         Fortress Funds in the fourth quarter. Please disclose the amount of incentive income from these certain funds that was recognized during the fourth quarter for each period presented. In addition, in your
         September 30, 2006 interim financial statements, please disclose that incentive income has not been recognized for certain Fortress Funds, as the incentive income is based on achieving annual performance criteria, and state the amount of incentive income that you would have recognized if the incentive income was not contingent on the results of the fourth quarter.

                  The disclosures on pages F-11 and F-61 have been revised in response to the Staff's comment.

Security Transactions, Interest and Dividend Income and Other Income, page F-10
-------------------------------------------------------------------------------

135.     Please include your policy for recognizing "day one" gains, distinguishing between securities that are based on market value versus other fair value techniques. Specifically address whether you defer recognition of "day one" gains and if so, how and when such amounts are released into income. Also, if your policy is to defer such gains, clarify to what extent such deferral impacts the recognition of compensation expense.

                  The disclosure on page F-11 has been revised in response to the Staff's comment. The Company respectfully informs the Staff that it follows the guidance in footnote 3 of Emerging Issues Task Force (EITF)
         Issue 02-3, Issues Involved in Accounting for Derivative Contracts Held
         for Trading Purposes and Contracts Involved in Energy Trading and Risk
         Management Activities, with

Fortress Investment Group LLC
December 21, 2006

         respect to recognizing "day one" gains. It is the Company's policy to not recognize an unrealized gain or loss at inception of a financial instrument unless the fair value of that instrument is obtained from a quoted market price in an active market or is otherwise evidenced by comparison to other observable current market transactions or based on a valuation technique incorporating observable market data. To date, the Company has not recognized any "day one" gains.

Profit Sharing Arrangements, page F-14
--------------------------------------

136.     We note that you recognize compensation expense for profit sharing interests when the amounts are probable and reasonably estimable, which is generally when the incentive income becomes payable from the funds.
         Please tell us how you determined the timing of your recognition of compensation expense is appropriate, including the authoritative literature that supports your accounting.

                  The disclosure on page F-15 has been revised in response to the Staff's comments to remove the clause noted in the comment. The clause related solely to cumulative earnings based awards and therefore was inappropriate as a general disclosure.

                  The Company respectfully informs the staff that it accounts for its profit sharing arrangements under the SFAS 5 "Accounting for
         Contingencies" model. The Company is eligible to receive incentive income from certain funds which it manages based upon their cumulative performance over the life of the funds. In order to create an alignment of interests, the Company has established profit sharing arrangements which provide for the employees to receive a share of such incentive income in the event that the funds achieve their performance targets.

                  The employees of the Company are eligible to receive profit sharing payments based upon their share of the incentive income ultimately earned by the Company from the fund. Pursuant to the respective agreements with the funds, the Company is eligible to receive interim payments under the incentive fee allocation provisions, prior to the final resolution or determination of the funds' ultimate performance, based upon the total amount of cumulative realized income of the fund through an interim period over the performance target. Such interim payments or distributions to the Company are however subject to clawback (or repayment to the fund) if the performance hurdles are not met by the fund as measured from inception to the date of dissolution.
         As noted in the Company's policy note on page F-10, the Company defers all income recognition on incentive income allocations until all performance contingencies are finally resolved. These interim cash distributions from the funds are made to the Company, the Company in turn makes profit sharing payments to its employees. The interim profit sharing payments to employees are similarly subject to clawback (or repayment to the

Fortress Investment Group LLC
December 21, 2006

         Company) in the event the Company's incentive income distributions must be repaid to the respective fund. The Company holds back a certain percentage (generally 30%) of the interim profit sharing payments made to employees to partially collateralize the potential need for such a clawback from an employee.

                  The Company records an expense when it becomes both probable that an obligation has been incurred and such obligation can be reasonably estimated. Management considers many factors in its determination of the timing and amount of an expense accrual including their historical experience with a fund, the level of unrealized gains and losses of the particular fund, and remaining fund life. Given the significant unrealized appreciation within most of these funds to date, which would have to be lost before a clawback event would occur, the
         Company has typically accrued a liability for the full amount of profit sharing to employees upon declaration of an interim incentive income distribution to the Company. The Company analyzes its profit sharing accrual position related to the performance of the underlying funds at least quarterly.

                  In light of this expense accrual policy, employee profit
         sharing expense is generally recorded prior to any recognition of the related incentive fee income in the Company's income statement.

3. Management Agreements and the Fortress Funds, page F-16
----------------------------------------------------------

137.     With regard to the private equity funds table on page F-16, please include a footnote to disclose the definition of "Total Capital
         Commitments." In footnote (E), please include the definition of
         "Incentive Income Threshold Return."

                  The Company has revised its disclosure in the financial
         statements to provide the information.

138.     We note that you have deferred receipt of your management fees and incentive income for your liquid hedge funds and hybrid hedge funds for each of the periods presented. Please include disclosure within the liquidity section of MD&A to state the amount of management fees and incentive income that has been deferred and when you expect to receive the cash payment.

                  The disclosure on pages 119-120 has been revised in response to the Staff's comment.

Fortress Investment Group LLC
December 21, 2006

9. Commitments and Contingencies, page F-38
-------------------------------------------

Litigation, page F-39
---------------------

139.     For each of the three items disclosed, please state whether these items are expected to have a material impact on liquidity.

                  The disclosure on page F-43 has been revised in response to the Staff's comment.

10. Segment Reporting, page F-41
--------------------------------

140.     To help us better understand how your CODM manages the business, please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis.

                  Copies of recent reports reviewed by the Company's CODM
         (collectively, the "CODM package") have been submitted together with the Registration Statement. The CODM package includes a weekly overview by business segment including public equities' surplus, distributable earnings statement for the current year by quarter, Hedge Fund performance by month, a detailed balance sheet, employee statistics and market comparables.

                  The CODM has been defined by the Company as the five
         principals of the Company. The CODM package is reviewed on a weekly basis by operating business, to effectively allocate resources to and assess the performance of the segments of the Company.

                  The performance of the Company is included in the weekly
         financial performance report ("Weekly Overview") in the CODM package and is used to make the operating decisions for the Company based on financial data that is presented without the consolidation of any
         Fortress Funds. Distributable earnings is the primary measure used by the CODM in making operating decisions and assessing the performance of each of the Company's segments.

                  Distributable earnings includes two key revenue line items for each segment: management and incentive (or promote) revenues.

         (1)      Management fees

         Management fees are accrued based on the size of each fund, which could be its net asset value ("NAV"), capital commitments, invested equity or gross equity, each as defined in the applicable management agreement.
         Management fees recorded in accordance with GAAP in connection with the receipt of options from the Castles is not included within distributable earnings in the Weekly Overview until the shares received as a result of the exercise of such options are sold. When sold, such realized gain is reflected as incentive income in our segment presentation.

Fortress Investment Group LLC
December 21, 2006

         (2)      Incentive (or promote) income

         Incentive income is based in most cases on a percentage of profits earned by the funds subject to the achievement of performance criteria.
         The calculation of incentive income varies by reportable segment and is discussed below:

                  o Private Equity Funds: Incentive income distributed from the funds relates to realization events of each fund during the period and are subject to contingent repayment (or "clawback")
                  based on the funds' future performance. The Company without the consolidation of any Fortress Funds recognizes incentive income received in cash as deferred incentive income liability under Method 1 of EITF Topic D-96 for GAAP purposes. An
                  adjustment is made to GAAP incentive income to recognize
                  realization events as income, subject to an applicable reserve for potential future clawback if the likelihood of clawback is deemed greater than remote, for the Weekly Overview. No such reserve has been required to date.

                  o Hedge Funds (Both Liquid and Hybrid): Incentive income is based on the change in NAV due to net income of each fund
                  during each period. Incentive income is paid at least annually by the funds. The Company recognizes the incentive income
                  which would be due at any point in time assuming a
                  hypothetical liquidation of the respective fund.

                  o Castles: Incentive income is based on a percentage of their
                  Funds from Operations ("FFO"), in excess of certain hurdles, during each period, provided the accumulated FFO since
                  inception of the Castles is above such hurdles. Payments are made at least annually. The Company receives options from the
                  Publicly Traded Alternative Investment Vehicles (or Castles)
                  as compensation each time the Company assists in a public
                  offering of the Castles' equity. The options give further
                  incentive to the Company, as the investment manager of the
                  Castles, to generate a higher market price of the vehicle's shares and help to align its interests with the public
                  investors of the Castles. For the purposes of the CODM
                  package, the options will generate incentive income upon the sale of the shares received pursuant to their exercise.

                  Distributable earnings also includes one other revenue line item: net investment income. Net investment income is based on the investment returns from each fund in which the Company has a principal investment. Net investment income is determined in parallel to the incentive income strategy for each segment as listed below:

                  o    Private Equity Funds: Realization events of each fund
                       during the period.

                  o    Hedge Funds (Both Liquid and Hybrid): Change in NAV due
                       to net income of each fund during each period.

                  o    Castles: Dividends received during the period.

Fortress Investment Group LLC
December 21, 2006

                  Distributable earnings and total assets as presented in the
         Weekly Overview for historical periods can be agreed to the segment reporting footnote of the Registration Statement as disclosed in pages
         F-47 to F-49, F-51 and F-69 to F-70.

                  The Weekly Overview lists the following four primary
         reportable segments as disclosed in pages F-47 to F-49, F-51 and F-69 to F-70 from which the Company receives management fees and incentive income.

                  o    Private Equity - Private Equity Funds

                  o    Special Ops - Hybrid Hedge Funds

                  o    Liquid Markets - Liquid Hedge Funds

                  o    Castles - Castles

                  o    Unallocated - Unallocated

                  The Private Equity, Hybrid Hedge Funds, Liquid Markets and
         Castle businesses are described in the Registration Statement. The
         Unallocated section in the CODM package is comprised of the Company's expenses such as interest expense and income taxes, before consolidation of any Fortress Funds.

                  The performance of the funds will generally be a function of the investment strategy of the fund and of the macroeconomic environment. The CODM manages these investment companies according to prescribed investment strategies, which may consist of investing in real estate, private securities, public securities, commodities, debt, derivatives, currency, or derivatives of these investments. Based on the macro economic environment, each of these strategies will result in different returns based on risk.

Fortress Operating Group (Limited Liability Companies) for the Fiscal Quarter
-----------------------------------------------------------------------------
Ended June 30, 2006, page F-48
------------------------------

Combined Balance Sheet, page F-48
---------------------------------

141.     We note you plan to make distributions to your principals that are not reflected in this balance sheet and will be material relative to you reported equity. As such, please provide a pro forma balance sheet reflecting the accrual (but not giving effect to the offering proceeds)
         along side the historical balance sheet. See SAB Topic 1.B.3.

                  The Company respectfully acknowledges the Staff's comment and has included a pro forma balance sheet alongside the September 30, 2006 historical balance sheet. When the Company has determined the amount of our distributions to be made to our principals, we will include the pro forma amounts in a future pre-effective amendment to the Registration
         Statement.

Fortress Investment Group LLC
December 21, 2006

Exhibits
--------

142.     Please file all the exhibits required by Item 601 of Regulation S-K, including:

         o    the form of indemnification agreement,

         o    credit agreements,

         o    partnership, operating and distribution agreements and other organizational documents relating to the intermediate holding companies, the operating group, operating entities and principal holdings, and

         o    each fund's and Castle's management agreement.

                  The Company has filed certain additional exhibits to the
         Registration Statement as part of Amendment No. 1. The Company will file all of the remaining exhibits required to be filed, including the opinion required by Item 601(b)(5) of Regulation S-K and the underwriting agreement, prior to requesting acceleration of the effectiveness of the Registration Statement and will give the Staff sufficient time to review the exhibits once filed.

                                    * * * * *

         Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

                                               Very truly yours,

                                               /s/ Joseph A. Coco

                                               Joseph A. Coco

cc:               Brigitte Lippmann, Esq.
                  Ms. Tracey Houser
                  Ms. Jeanne Baker
                  Securities and Exchange Commission

                  Alan Chesick, Esq.
                  General Counsel
                  Fortress Investment Group LLC
                  1345 Avenue of the Americas
                  46th Floor
                  New York, NY  10105

Fortress Investment Group LLC
December 21, 2006

                  Edward F. Petrosky, Esq.
                  J. Gerard Cummins, Esq.
                  Sidley Austin LLP
                  787 Seventh Avenue
                  New York, NY 10019